Exhibit 99.3



Cenovus Energy Inc.

Interim Consolidated Financial Statements (unaudited)

For the Periods Ended June 30, 2021

(Canadian Dollars)

CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

For the periods ended June 30, 2021

TABLE OF CONTENTS

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS) (unaudited)

For the periods ended June 30,
($ millions, except per share amounts)

	Notes	Three Months Ended		Six Months Ended	
		2021	2020	**2021**	2020
Revenues	1				
Gross Sales		**11,110**	2,195	**20,633**	6,210
Less: Royalties		**533**	21	**906**	75
		10,577	2,174	**19,727**	6,135
Expenses	1				
Purchased Product		**5,253**	741	**9,347**	2,799
Transportation and Blending		**1,796**	646	**3,581**	2,558
Operating		**1,144**	435	**2,278**	989
(Gain) Loss on Risk Management	26	**600**	179	**794**	230
Depreciation, Depletion and Amortization	9,13,14	**1,036**	580	**2,081**	1,523
Exploration Expense	12	**4**	4	**10**	7
General and Administrative	5	**170**	96	**333**	73
Finance Costs	6	**232**	139	**476**	246
Interest Income		**(3)**	(1)	**(7)**	(2)
Integration Costs	4	**34**	—	**257**	—
Foreign Exchange (Gain) Loss, Net	7	**(172)**	(310)	**(289)**	327
Re-measurement of Contingent Payment	17	**249**	64	**436**	(66)
(Gain) Loss on Divestiture of Assets	8	**(60)**	—	**(72)**	1
Other (Income) Loss, Net		**(29)**	(32)	**(101)**	(38)
Share of (Income) Loss From Equity-Accounted Affiliates	15	**(13)**	—	**(27)**	—
Earnings (Loss) Before Income Tax		**336**	(367)	**630**	(2,512)
Income Tax Expense (Recovery)	10	**112**	(132)	**186**	(480)
Net Earnings (Loss)		**224**	(235)	**444**	(2,032)
Net Earnings (Loss) Per Share ($)	11				
Basic and Diluted		**0.11**	**(0.19)**	**0.21**	**(1.65)**

See accompanying Notes to Consolidated Financial Statements (unaudited).

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (unaudited)

For the periods ended June 30,
($ millions)

	Notes	Three Months Ended		Six Months Ended	
		2021	2020	**2021**	2020
Net Earnings (Loss)		**224**	(235)	**444**	(2,032)
Other Comprehensive Income (Loss), Net of Tax	23				
Items That Will not be Reclassified to Profit or Loss:					
Actuarial Gain (Loss) Relating to Pension and Other Post-Retirement Benefits		**6**	(14)	**22**	(12)
Change in the Fair Value of Equity Instruments at FVOCI [1]		**(1)**	(1)	**(1)**	1
Items That may be Reclassified to Profit or Loss:					
Foreign Currency Translation Adjustment		**(178)**	(176)	**(311)**	223
Total Other Comprehensive Income (Loss), Net of Tax		**(173)**	(191)	**(290)**	212
Comprehensive Income (Loss)		**51**	(426)	**154**	(1,820)

[1] Fair value through other comprehensive income (loss) ("FVOCI").

See accompanying Notes to Consolidated Financial Statements (unaudited).

CONSOLIDATED BALANCE SHEETS (unaudited)

As at
($ millions)

	Notes	June 30, 2021	December 31, 2020
Assets			
Current Assets			
Cash and Cash Equivalents		**1,055**	378
Accounts Receivable and Accrued Revenues		**3,632**	1,488
Income Tax Receivable		**7**	21
Inventories		**3,211**	1,089
Total Current Assets		**7,905**	2,976
Restricted Cash		**170**	—
Exploration and Evaluation Assets, Net	1,12	**639**	623
Property, Plant and Equipment, Net	1,13	**37,900**	25,411
Right-of-Use Assets, Net	1,14	**2,160**	1,139
Income Tax Receivable		**202**	—
Investment in Equity-Accounted Affiliates	15	**505**	97
Other Assets	16	**463**	216
Deferred Income Taxes		**107**	36
Goodwill	1	**2,984**	2,272
Total Assets		**53,035**	32,770
Liabilities and Shareholders' Equity			
Current Liabilities			
Accounts Payable and Accrued Liabilities		**5,188**	2,018
Short-Term Borrowings	18	**65**	121
Current Portion of Long-Term Debt	18	**632**	—
Lease Liabilities	19	**280**	184
Contingent Payment	17	**376**	36
Income Tax Payable		**55**	—
Total Current Liabilities		**6,596**	2,359
Long-Term Debt	18	**12,748**	7,441
Lease Liabilities	19	**2,807**	1,573
Contingent Payment	17	**—**	27
Decommissioning Liabilities	20	**3,859**	1,248
Other Liabilities	21	**932**	181
Deferred Income Taxes		**2,453**	3,234
Total Liabilities		**29,395**	16,063
Shareholders' Equity		**23,629**	16,707
Non-Controlling Interest		**11**	—
Total Liabilities and Shareholders' Equity		**53,035**	32,770
Commitments and Contingencies	29		

See accompanying Notes to Consolidated Financial Statements (unaudited).

CONSOLIDATED STATEMENTS OF EQUITY (unaudited)

($ millions)

	Shareholders' Equity							Non-Controlling Interest
	Common Shares	Preferred Shares	Warrants	Paid in Surplus	Retained Earnings	AOCI [1]	Total	
	(Note 22)	(Note 22)	(Note 22)			(Note 23)		(Note 4)
As at December 31, 2019	11,040	—	—	4,377	2,957	827	19,201	—
Net Earnings (Loss)	—	—	—	—	(2,032)	—	(2,032)	—
Other Comprehensive Income (Loss)	—	—	—	—	—	212	212	—
Total Comprehensive Income (Loss)	—	—	—	—	(2,032)	212	(1,820)	—
Stock-Based Compensation Expense	—	—	—	7	—	—	7	—
Dividends on Common Shares	—	—	—	—	(77)	—	(77)	—
As at June 30, 2020	11,040	—	—	4,384	848	1,039	17,311	—
As at December 31, 2020	11,040	—	—	4,391	501	775	16,707	—
Net Earnings (Loss)	—	—	—	—	444	—	444	—
Other Comprehensive Income (Loss)	—	—	—	—	—	(290)	(290)	—
Total Comprehensive Income (Loss)	—	—	—	—	444	(290)	154	—
Common Shares Issued (Note 4)	6,111	—	—	—	—	—	6,111	—
Preferred Shares Issued (Note 4)	—	519	—	—	—	—	519	—
Warrants Issued (Note 4)	—	—	216	—	—	—	216	—
Warrants Exercised	2	—	—	—	—	—	2	—
Stock-Based Compensation Expense	—	—	—	8	—	—	8	—
Dividends on Common Shares	—	—	—	—	(71)	—	(71)	—
Dividends on Preferred Shares	—	—	—	—	(17)	—	(17)	—
Non-Controlling Interest	—	—	—	—	—	—	—	11
As at June 30, 2021	17,153	519	216	4,399	857	485	23,629	11

(1)   Accumulated other comprehensive income (loss) ("AOCI").

See accompanying Notes to Consolidated Financial Statements (unaudited).

CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

For the periods ended June 30,
($ millions)

	Notes	Three Months Ended 2021	2020	Six Months Ended 2021	2020
Operating Activities					
Net Earnings (Loss)		224	(235)	444	(2,032)
Depreciation, Depletion and Amortization	9,13,14	1,036	580	2,081	1,523
Exploration Expense	12	1	4	11	7
Inventory Write-Down (Reversal)		—	(39)	16	549
Deferred Income Tax Expense (Recovery)	10	63	(131)	90	(479)
Unrealized (Gain) Loss on Risk Management	26	401	120	253	142
Unrealized Foreign Exchange (Gain) Loss	7	(192)	(288)	(331)	369
Re-measurement of Contingent Payment	17	249	64	436	(66)
(Gain) Loss on Divestiture of Assets	8	(60)	—	(72)	1
Unwinding of Discount on Decommissioning Liabilities	20	46	14	94	29
Realized Inventory Write-Down		(16)	(529)	(31)	(554)
Realized Foreign Exchange (Gain) Loss on Non-Operating Items		—	(22)	(2)	(3)
(Income) Loss From Equity-Accounted Affiliates	15	(13)	—	(27)	—
Distribution Received From Equity-Accounted Affiliates	15	61	—	89	—
Other		17	(7)	(93)	(109)
Settlement of Decommissioning Liabilities		(18)	(2)	(29)	(33)
Net Change in Non-Cash Working Capital	28	(430)	(363)	(1,332)	(53)
Cash From (Used in) Operating Activities		1,369	(834)	1,597	(709)
Investing Activities					
Capital Expenditures – Exploration and Evaluation Assets	12	(3)	(6)	(21)	(41)
Capital Expenditures – Property, Plant and Equipment	13	(531)	(141)	(1,060)	(416)
Proceeds From Divestitures	8	100	1	105	1
Cash Acquired Through Business Combination	4	—	—	735	—
Net Change in Investments and Other		(31)	—	(31)	(4)
Net Change in Non-Cash Working Capital	28	41	(60)	52	(67)
Cash From (Used in) Investing Activities		(424)	(206)	(220)	(527)
Net Cash Provided (Used) Before Financing Activities		945	(1,040)	1,377	(1,236)
Financing Activities	28				
Issuance (Repayment) of Short-Term Borrowings		(196)	(300)	(89)	292
(Repayment) of Long-Term Debt		—	—	—	(112)
Net Issuance (Repayment) of Revolving Long-Term Debt		(400)	1,397	(350)	1,224
Principal Repayment of Leases	19	(77)	(56)	(152)	(104)
Proceeds From Exercise of Warrants		—	—	1	—
Dividends Paid on Common Shares	11	(36)	—	(71)	(77)
Dividends Paid on Preferred Shares	11	(8)	—	(17)	—
Cash From (Used in) Financing Activities		(717)	1,041	(678)	1,223
Effect of Foreign Exchange on Cash and Cash Equivalents		(46)	(9)	(22)	(21)
Increase (Decrease) in Cash and Cash Equivalents		182	(8)	677	(34)
Cash and Cash Equivalents, Beginning of Period		873	160	378	186
Cash and Cash Equivalents, End of Period		1,055	152	1,055	152

See accompanying Notes to Consolidated Financial Statements (unaudited).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2021

1. DESCRIPTION OF BUSINESS AND SEGMENTED DISCLOSURES

Cenovus Energy Inc. and its subsidiaries, (together "Cenovus" or the "Company") is an integrated energy company with crude oil and natural gas production operations in Canada and the Asia Pacific region, and upgrading, refining and marketing operations in Canada and the United States ("U.S.").

Cenovus is incorporated under the Canada Business Corporations Act and its common shares and warrants are listed on the Toronto ("TSX") and New York ("NYSE") stock exchanges. Cenovus's cumulative redeemable preferred shares series 1, 2, 3, 5 and 7 are listed on the TSX. The executive and registered office is located at 4100, 225 6 Avenue S.W., Calgary, Alberta, Canada, T2P 1N2. Information on the Company's basis of preparation for these interim Consolidated Financial Statements is found in Note 2.

On January 1, 2021, Cenovus and Husky Energy Inc. ("Husky") closed the transaction to combine the two companies through a plan of arrangement (the "Arrangement") (see Note 4). The transaction includes Husky's oil sands, heavy oil and offshore assets and retail segment. The transaction also includes extensive transportation, storage and logistics and downstream infrastructure. Comparative figures include Cenovus results prior to the closing of the Arrangement on January 1, 2021, and does not reflect any historical data from Husky.

Management has determined the operating segments based on information regularly reviewed for the purposes of decision making, allocating resources and assessing operational performance by Cenovus's chief operating decision makers. The Company evaluates the financial performance of its operating segments primarily based on operating margin. The Company operates through the following reportable segments:

Upstream Segments

- **Oil Sands,** includes the development and production of bitumen and heavy oil in northern Alberta and Saskatchewan. Cenovus's oil sands assets include Foster Creek, Christina Lake, Sunrise (jointly owned with BP Canada Energy Group ULC ("BP Canada") and operated by Cenovus) and Tucker oil sands projects, as well as Lloydminster Thermal and Cold and Enhanced Oil Recovery assets. Cenovus jointly owns and operates pipeline gathering systems and terminals through the equity-accounted investment in Husky Midstream Limited Partnership ("HMLP"). The sale and transportation of Cenovus's production and third-party commodity trading volumes are managed and marketed through access to capacity on third-party pipelines and storage facilities in both Canada and the U.S. to optimize product mix, delivery points, transportation commitments and customer diversification.

- **Conventional,** includes assets rich in natural gas liquids ("NGLs") and natural gas within the Elmworth-Wapiti, Kaybob-Edson, Clearwater and Rainbow Lake operating areas in Alberta and British Columbia and interests in numerous natural gas processing facilities. Cenovus's NGLs and natural gas production is marketed and transported with other third-party commodity trading volumes through access to capacity on third-party pipelines, export terminals and storage facilities which provides flexibility for market access to optimize product mix, delivery points, transportation commitments and customer diversification.

- **Offshore,** includes offshore operations, exploration and development activities in China and the east coast of Canada, as well as the equity-accounted investment in the Husky-CNOOC Madura Ltd. ("HCML") joint venture in Indonesia.

Downstream Segments

- **Canadian Manufacturing,** includes the owned and operated Lloydminster upgrading and asphalt refining complex which upgrades heavy oil into synthetic crude oil, diesel fuel and asphalt. Cenovus seeks to maximize the value per barrel from its heavy oil production through its integrated network of assets. In addition, Cenovus owns and operates the Bruderheim crude-by-rail terminal and two ethanol plants. Cenovus also markets its production and third-party commodity trading volumes of synthetic crude oil, asphalt and ancillary products.

- **U.S. Manufacturing,** includes the refining of crude oil to produce diesel fuel, gasoline, jet fuel, asphalt and other products at the wholly-owned Lima Refinery and Superior Refinery, the Wood River and Borger refineries (jointly owned with operator Phillips 66) and the Toledo Refinery (jointly owned with operator BP Products North America Inc. ("BP")). Cenovus also markets its own and third-party volumes of refined petroleum products including gasoline, diesel and jet fuel.

- **Retail,** includes the marketing of its own and third-party volumes of refined petroleum products, including gasoline and diesel, through retail, commercial and bulk petroleum outlets, as well as wholesale channels in Canada.

Corporate and Eliminations, primarily includes Cenovus-wide costs for general and administrative, financing activities, foreign exchange gain and loss and gain and loss on risk management on corporate related derivative instruments. Eliminations include adjustments for internal usage of natural gas production between segments, transloading services provided to the Oil Sands segment by the Company's crude-by-rail terminal and crude oil production used as feedstock by the Canadian Manufacturing and U.S. Manufacturing segments. Eliminations are recorded at transfer prices based on current market prices.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2021

To conform to the presentation adopted for the current period's operating segments, the following comparatives prior to January 1, 2021, have been reclassified:

- The Company's market optimization activities, previously reported in the Refining and Marketing segment, have been reclassified to the Oil Sands and Conventional segments.
- The Bruderheim crude-by-rail terminal results, previously reported under the Refining and Marketing segment, have been reclassified to the Canadian Manufacturing segment.
- The refining activities in the U.S. with operator Phillips 66, previously reported in the Refining and Marketing segment, have been reclassified to the U.S. Manufacturing segment.
- The Company's unrealized gain and loss on risk management, previously reported in the Corporate and Eliminations segment, have been reclassified to the reportable segment to which the derivative instrument relates.

The following tabular financial information presents the segmented information first by segment, then by product and geographic location. Prior year comparatives have been represented (see Note 30).

A) Results of Operations – Segment and Operational Information

i) Results for the Three Months Ended June 30

	Upstream					
	Oil Sands		Conventional		Offshore	
For the three months ended June 30,	**2021**	2020	**2021**	2020	**2021**	2020
Revenues						
Gross Sales	**5,015**	1,247	**626**	182	**427**	—
Less: Royalties [1]	**469**	20	**39**	1	**25**	—
	4,546	1,227	**587**	181	**402**	—
Expenses						
Purchased Product [1]	**574**	166	**287**	47	**—**	—
Transportation and Blending [1]	**1,780**	632	**19**	19	**3**	—
Operating [1]	**592**	233	**140**	83	**59**	—
Realized (Gain) Loss on Risk Management	**189**	66	**(1)**	—	**—**	—
Operating Margin	**1,411**	130	**142**	32	**340**	—
Unrealized (Gain) Loss on Risk Management	**374**	121	**2**	—	**—**	—
Depreciation, Depletion and Amortization	**627**	395	**102**	80	**117**	—
Exploration Expense	**2**	4	**1**	—	**1**	—
Share of (Income) Loss From Equity-Accounted Affiliates	**(5)**	—	**—**	—	**(12)**	—
Segment Income (Loss)	**413**	(390)	**37**	(48)	**234**	—

[1] *Inventory write-downs prior to January 1, 2021, have been reclassified to royalties, purchased product, transportation and blending or operating expenses to conform with the current presentation of inventory write-downs.*

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2021

	Downstream					
	Canadian Manufacturing		U.S. Manufacturing		Retail	
For the three months ended June 30,	**2021**	2020	**2021**	2020	**2021**	2020
Revenues						
Gross Sales	**1,088**	16	**4,729**	841	**501**	—
Less: Royalties [1]	**—**	—	**—**	—	**—**	—
	1,088	16	**4,729**	841	**501**	—
Expenses						—
Purchased Product [1]	**807**	—	**4,229**	549	**466**	—
Transportation and Blending [1]	**—**	—	**—**	—	**—**	—
Operating [1]	**92**	10	**394**	176	**29**	—
Realized (Gain) Loss on Risk Management	**—**	—	**10**	(7)	**—**	—
Operating Margin	**189**	6	**96**	123	**6**	—
Unrealized (Gain) Loss on Risk Management	**—**	—	**23**	2	**—**	—
Depreciation, Depletion and Amortization	**43**	2	**103**	71	**13**	—
Exploration Expense	**—**	—	**—**	—	**—**	—
Share of (Income) Loss From Equity-Accounted Affiliates	**—**	—	**—**	—	**—**	—
Segment Income (Loss)	**146**	4	**(30)**	50	**(7)**	—

	Corporate and Eliminations		Consolidated	
For the three months ended June 30,	**2021**	2020	**2021**	2020
Revenues				
Gross Sales	**(1,276)**	(91)	**11,110**	2,195
Less: Royalties [1]	**—**	—	**533**	21
	(1,276)	(91)	**10,577**	2,174
Expenses				
Purchased Product [1]	**(1,110)**	(21)	**5,253**	741
Transportation and Blending [1]	**(6)**	(5)	**1,796**	646
Operating [1]	**(162)**	(67)	**1,144**	435
Realized (Gain) Loss on Risk Management	**1**	—	**199**	59
Unrealized (Gain) Loss on Risk Management	**2**	(3)	**401**	120
Depreciation, Depletion and Amortization	**31**	32	**1,036**	580
Exploration Expense	**—**	—	**4**	4
Share of (Income) Loss From Equity-Accounted Affiliates	**4**	—	**(13)**	—
Segment Income (Loss)	**(36)**	(27)	**757**	(411)
General and Administrative	**170**	96	**170**	96
Finance Costs	**232**	139	**232**	139
Interest Income	**(3)**	(1)	**(3)**	(1)
Integration Costs	**34**	—	**34**	—
Foreign Exchange (Gain) Loss, Net	**(172)**	(310)	**(172)**	(310)
Re-measurement of Contingent Payment	**249**	64	**249**	64
(Gain) Loss on Divestiture of Assets	**(60)**	—	**(60)**	—
Other (Income) Loss, Net	**(29)**	(32)	**(29)**	(32)
	421	(44)	**421**	(44)
Earnings (Loss) Before Income Tax			**336**	(367)
Income Tax Expense (Recovery)			**112**	(132)
Net Earnings (Loss)			**224**	(235)

(1) Inventory write-downs prior to January 1, 2021, have been reclassified to royalties, purchased product, transportation and blending or operating expenses to conform with the current presentation of inventory write-downs.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2021

ii) Results for the Six Months Ended June 30

| | Upstream | | | | | |
| | Oil Sands | | Conventional | | Offshore | |
For the six months ended June 30,	**2021**	2020	**2021**	2020	**2021**	2020
Revenues						
Gross Sales	**9,790**	3,681	**1,402**	404	**858**	—
Less: Royalties [1]	**793**	71	**63**	4	**50**	—
	8,997	3,610	**1,339**	400	**808**	—
Expenses						
Purchased Product [1]	**1,292**	571	**668**	108	**—**	—
Transportation and Blending [1]	**3,558**	2,537	**37**	42	**7**	—
Operating [1]	**1,177**	553	**282**	167	**117**	—
Realized (Gain) Loss on Risk Management	**418**	91	**—**	—	**—**	—
Operating Margin	**2,552**	(142)	**352**	83	**684**	—
Unrealized (Gain) Loss on Risk Management	**233**	143	**1**	—	**—**	—
Depreciation, Depletion and Amortization	**1,239**	806	**210**	488	**242**	—
Exploration Expense	**13**	7	**(3)**	—	**—**	—
Share of (Income) Loss From Equity-Accounted Affiliates	**(5)**	—	**—**	—	**(24)**	—
Segment Income (Loss)	**1,072**	(1,098)	**144**	(405)	**466**	—

| | Downstream | | | | | |
| | Canadian Manufacturing | | U.S. Manufacturing | | Retail | |
For the six months ended June 30,	**2021**	2020	**2021**	2020	**2021**	2020
Revenues						
Gross Sales	**1,894**	43	**8,166**	2,396	**948**	—
Less: Royalties [1]	**—**	—	**—**	—	**—**	—
	1,894	43	**8,166**	2,396	**948**	—
Expenses						—
Purchased Product [1]	**1,438**	—	**7,149**	2,280	**883**	—
Transportation and Blending [1]	**—**	—	**—**	—	**—**	—
Operating [1]	**185**	21	**799**	385	**48**	—
Realized (Gain) Loss on Risk Management	**—**	—	**31**	(8)	**—**	—
Operating Margin	**271**	22	**187**	(261)	**17**	—
Unrealized (Gain) Loss on Risk Management	**—**	—	**33**	2	**—**	—
Depreciation, Depletion and Amortization	**86**	4	**217**	148	**25**	—
Exploration Expense	**—**	—	**—**	—	**—**	—
Share of (Income) Loss From Equity-Accounted Affiliates	**—**	—	**—**	—	**—**	—
Segment Income (Loss)	**185**	18	**(63)**	(411)	**(8)**	—

[1] *Inventory write-downs prior to January 1, 2021, have been reclassified to royalties, purchased product, transportation and blending or operating expenses to conform with the current presentation of inventory write-downs.*

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2021

	Corporate and Eliminations		Consolidated	
For the six months ended June 30,	**2021**	2020	**2021**	2020
Revenues				
Gross Sales	**(2,425)**	(314)	**20,633**	6,210
Less: Royalties [1]	**—**	—	**906**	75
	(2,425)	(314)	**19,727**	6,135
Expenses				
Purchased Product [1]	**(2,083)**	(160)	**9,347**	2,799
Transportation and Blending [1]	**(21)**	(21)	**3,581**	2,558
Operating [1]	**(330)**	(137)	**2,278**	989
Realized (Gain) Loss on Risk Management	**92**	5	**541**	88
Unrealized (Gain) Loss on Risk Management	**(14)**	(3)	**253**	142
Depreciation, Depletion and Amortization	**62**	77	**2,081**	1,523
Exploration Expense	**—**	—	**10**	7
Share of (Income) Loss From Equity-Accounted Affiliates	**2**	—	**(27)**	—
Segment Income (Loss)	**(133)**	(75)	**1,663**	(1,971)
General and Administrative	**333**	73	**333**	73
Finance Costs	**476**	246	**476**	246
Interest Income	**(7)**	(2)	**(7)**	(2)
Integration Costs	**257**	—	**257**	—
Foreign Exchange (Gain) Loss, Net	**(289)**	327	**(289)**	327
Re-measurement of Contingent Payment	**436**	(66)	**436**	(66)
(Gain) Loss on Divestiture of Assets	**(72)**	1	**(72)**	1
Other (Income) Loss, Net	**(101)**	(38)	**(101)**	(38)
	1,033	541	**1,033**	541
Earnings (Loss) Before Income Tax			**630**	(2,512)
Income Tax Expense (Recovery)			**186**	(480)
Net Earnings (Loss)			**444**	(2,032)

[1] *Inventory write-downs prior to January 1, 2021, have been reclassified to royalties, purchased product, transportation and blending or operating expenses to conform with the current presentation of inventory write-downs.*

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2021

B) Revenues by Product [1]

For the periods ended June 30,	Three Months Ended		Six Months Ended	
	2021	2020	**2021**	2020
Upstream				
Crude Oil	**4,125**	1,230	**8,228**	3,638
NGLs	**549**	40	**1,167**	90
Natural Gas	**724**	125	**1,500**	253
Other	**137**	13	**249**	29
Downstream				
Canadian Manufacturing				
Synthetic Crude Oil	**451**	—	**797**	—
Diesel and Distillate	**91**	—	**176**	—
Asphalt	**116**	—	**181**	—
Other Products and Services	**430**	16	**740**	43
U.S. Manufacturing				
Gasoline	**2,535**	358	**4,303**	1,140
Diesel and Distillate	**1,547**	286	**2,778**	864
Other Products	**647**	197	**1,085**	392
Retail	**501**	—	**948**	—
Corporate and Eliminations	**(1,276)**	(91)	**(2,425)**	(314)
Consolidated	**10,577**	2,174	**19,727**	6,135

(1)   The results of the Company's market optimization activities have been reclassified to revenues, by product, in the Upstream segment.

C) Geographical Information

	Revenues			
	Three Months Ended		Six Months Ended	
For the periods ended June 30,	**2021**	2020	**2021**	2020
Canada	**5,162**	1,272	**10,531**	3,664
United States	**5,124**	902	**8,601**	2,471
China	**291**	—	**595**	—
Consolidated	**10,577**	2,174	**19,727**	6,135

	Non-Current Assets [1]	
	June 30,	December 31,
As at	**2021**	2020
Canada	**35,292**	26,041
United States	**6,015**	3,590
China	**2,644**	—
Indonesia	**411**	—
Consolidated	**44,362**	29,631

(1)   Includes exploration and evaluation ("E&E") assets, property, plant and equipment ("PP&E"), right-of-use ("ROU") assets, investment in equity-accounted affiliates, precious metals, intangible assets and goodwill.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2021

D) Assets by Segment [(1)]

As at	E&E Assets June 30, 2021	E&E Assets December 31, 2020	PP&E June 30, 2021	PP&E December 31, 2020	ROU Assets June 30, 2021	ROU Assets December 31, 2020
Oil Sands	633	617	24,120	19,748	785	196
Conventional	6	6	2,178	1,758	3	3
Offshore	—	—	2,718	—	166	—
Canadian Manufacturing	—	—	2,396	176	392	392
U.S. Manufacturing	—	—	5,678	3,476	235	114
Retail	—	—	414	—	112	—
Corporate and Eliminations	—	—	396	253	467	434
Consolidated	**639**	623	**37,900**	25,411	**2,160**	1,139

As at	Goodwill June 30, 2021	Goodwill December 31, 2020	Total Assets June 30, 2021	Total Assets December 31, 2020
Oil Sands	2,984	2,272	31,109	24,641
Conventional	—	—	2,961	1,978
Offshore	—	—	3,500	—
Canadian Manufacturing	—	—	3,037	578
U.S. Manufacturing	—	—	9,212	4,363
Retail	—	—	652	—
Corporate and Eliminations	—	—	2,564	1,210
Consolidated	**2,984**	2,272	**53,035**	32,770

(1) *Prior periods have been reclassified to conform with the current period's operating segments.*

E) Capital Expenditures [(1)] [(2)]

For the periods ended June 30,	Three Months Ended 2021	Three Months Ended 2020	Six Months Ended 2021	Six Months Ended 2020
Capital Investment				
Oil Sands	201	78	419	272
Conventional	28	11	94	27
Offshore	35	—	61	—
Canadian Manufacturing	10	7	14	17
U.S. Manufacturing	237	39	442	90
Retail	5	—	6	—
Corporate and Eliminations	18	12	45	45
	534	147	1,081	451
Acquisition Capital				
Oil Sands	—	—	3	5
Conventional	—	—	4	1
	—	—	7	6
Husky Acquisition (Note 4)				
Oil Sands	—	—	5,119	—
Conventional	—	—	565	—
Offshore	—	—	2,977	—
Canadian Manufacturing	—	—	2,283	—
U.S. Manufacturing	—	—	2,140	—
Retail	—	—	422	—
Corporate and Eliminations	—	—	155	—
Total Capital Expenditures	**534**	147	**14,749**	457

(1) *Includes expenditures on PP&E and E&E assets.*
(2) *Prior periods have been reclassified to conform with the current period's operating segments.*

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2021

2. BASIS OF PREPARATION AND STATEMENT OF COMPLIANCE

In these interim Consolidated Financial Statements, unless otherwise indicated, all dollars are expressed in Canadian dollars. All references to C$ or $ are to Canadian dollars and references to US$ are to U.S. dollars.

These interim Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") applicable to the preparation of interim financial statements, including International Accounting Standard 34, *"Interim Financial Reporting"* ("IAS 34"), and have been prepared following the same accounting policies and methods of computation as the annual Consolidated Financial Statements for the year ended December 31, 2020, except for income taxes and updates to significant accounting policies as disclosed in Note 3. Income taxes on earnings or loss in the interim periods are accrued using the income tax rate that would be applicable to the expected total annual earnings or loss.

Certain information provided for the prior year has been reclassified to conform to the presentation adopted for the periods ended June 30, 2021. Certain information and disclosures normally included in the notes to the annual Consolidated Financial Statements have been condensed or have been disclosed on an annual basis only. Accordingly, these interim Consolidated Financial Statements should be read in conjunction with the annual Consolidated Financial Statements for the year ended December 31, 2020, which have been prepared in accordance with IFRS as issued by the IASB.

These interim Consolidated Financial Statements were approved by the Board of Directors effective July 28, 2021.

3. UPDATE TO SIGNIFICANT ACCOUNTING POLICIES, CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

As a result of the Arrangement, the Company updated its significant accounting policies, critical accounting judgments and key sources of estimation uncertainty on January 1, 2021. There were no additional changes made in the second quarter of 2021.

Accounting policies, in addition to those noted below, can be found in the Company's annual Consolidated Financial Statements for the year ended December 31, 2020.

A) Principles of Consolidation

The Consolidated Financial Statements include the accounts of Cenovus and its subsidiaries. Subsidiaries are entities over which the Company has control. Subsidiaries are consolidated from the date of acquisition of control and continue to be consolidated until the date that there is a loss of control. All intercompany transactions, balances, and unrealized gains and losses from intercompany transactions are eliminated on consolidation.

Interests in joint arrangements are classified as either joint operations or joint ventures, depending on the rights and obligations of the parties to the arrangement. Joint operations arise when the Company has rights to the assets and obligations for the liabilities of the arrangement. The Company's accounts reflect its share of the assets, liabilities, revenues and expenses from the Company's activities that are conducted through joint operations with third parties. A portion of the Company's activities relates to joint ventures, which are accounted for using the equity method of accounting.

An associate is an entity for which the Company has significant influence over but does not control or jointly control the affiliate. Investments in associates are accounted for using the equity method of accounting and are recognized at cost and adjusted thereafter to recognize the Company's share of the affiliate's profit or loss and other comprehensive income ("OCI").

B) Revenue Recognition

Revenue is measured based on the consideration specified in a contract with a customer and excludes amounts collected on behalf of third parties. Cenovus recognizes revenue when it transfers control of the product or service to a customer, which is generally when title passes from the Company to its customer.

Purchases and sales of products that are entered into in contemplation of each other with the same counterparty are recorded on a net basis. Revenues associated with services provided as agent are recorded as the services are provided.

Cenovus recognizes revenue from the following major products and services:

- Sale of crude oil, NGLs and natural gas.
- Sale of petroleum and refined products.
- Crude oil and natural gas processing services.
- Pipeline transportation, the blending of crude oil and natural gas and storage of crude oil, diluent and natural gas.
- Fee-for-service hydrocarbon trans-loading services.
- Construction services.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2021

The Company satisfies its performance obligations in contracts with customers upon the delivery of crude oil, NGLs, natural gas, and petroleum and refined products, which is generally at a point in time. Performance obligations for crude oil and natural gas processing revenue, transportation services and trans-loading services are satisfied over time as the service is provided. Cenovus sells its production of crude oil, NGLs, natural gas, and petroleum and refined products generally pursuant to variable price contracts. The transaction price for variable price contracts is based on the commodity price, adjusted for quality, location and other factors. Revenue associated with natural gas processing, transportation services and trans-loading services are generally based on fixed price contracts.

Construction revenue is recognized for general contractor services that the Company provides to HMLP and includes fixed price and cost-plus contracts. Revenue from fixed price construction contracts is recognized as performance obligations are met and revenue from cost-plus contracts are recognized as services are performed.

The Company has take-or-pay contracts where Cenovus has long-term supply commitments in return for purchasers to pay for minimum quantities, whether or not the customer takes the delivery. If a purchaser has a right to defer delivery to a later date, the performance obligation has not been satisfied and revenue is deferred and recognized only when the product is delivered or the deferral provision can no longer be extended.

Cenovus's revenue transactions do not contain significant financing components and payments are typically due within 30 days of revenue recognition. The Company does not adjust transaction prices for the effects of a significant financing component when the period between the transfer of the promised goods or services to the customer and payment by the customer is less than one year. The Company does not disclose or quantify information about remaining performance obligations that have an original expected duration of one year or less and it does not have any long-term contracts with the exception of certain construction contracts with HMLP and take-or-pay contracts with unfulfilled performance obligations.

C) Employee Benefit Plans

The Company provides employees with a pension plan that includes either a defined contribution or defined benefit component.

Other post-employment benefit plans ("OPEB") are also provided to qualifying employees. In some cases, the benefits are provided through medical care plans to which the Company, the employees, the retirees and covered family members contribute. In some plans there is no funding of the benefits before retirement.

Pension expense for the defined contribution pension is recorded as the benefits are earned.

The cost of the defined benefit pension and OPEB plans are actuarially determined using the projected unit credit method. The amount recognized in other liabilities on the Consolidated Balance Sheets for the defined benefit pension and OPEB plans is the present value of the defined benefit obligation less the fair value of plan assets. Any surplus resulting from this calculation is limited to the present value of any economic benefits available in the form of refunds from the plans or reductions in future contributions to the plans.

Changes in the defined benefit obligation from service costs, net interest and remeasurements are recognized as follows:

- Service costs, including current service costs, past service costs, gains and losses on curtailments, and settlements, are recorded with pension benefit costs.
- Net interest is calculated by applying the same discount rate used to measure the defined benefit obligation at the beginning of the annual period to the net defined benefit asset or liability measured. Interest expense and interest income on net post-employment benefit liabilities and assets are recorded with pension benefit costs in operating, and general and administrative expenses, as well as PP&E and E&E assets.
- Remeasurements, composed of actuarial gains and losses, the effect of changes to the asset ceiling (excluding interest) and the return on plan assets (excluding interest income), are charged or credited to equity in OCI in the period in which they arise. Remeasurements are not reclassified to net earnings in subsequent periods.

Pension benefit costs are recorded in operating, and general and administrative expenses, as well as PP&E and E&E assets, corresponding to where the associated salaries of the employees rendering the service are recorded.

From time-to-time, the Company may provide certain other long-term incentive benefits to employees. In 2019, a one-time incentive program was introduced whereby a cash award equivalent to the employee's base salary was payable if Cenovus achieved, prior to February 12, 2024, a target share price of $20 per share for a period of 20 consecutive trading days on the TSX (the "Plan"). In conjunction with the close of the Arrangement, the Plan was terminated and replaced with a synergy-focused incentive plan (the "Incentive Plan"). All employees, except for Executive Officers and unionized employees are eligible. Under the Incentive Plan, a cash award of 15 percent to 30 percent of the employee's base salary is payable if Cenovus achieves greater than $1.0 billion in identified run-rate synergies prior to the end of 2022. The payout is calculated on a sliding scale and includes a performance multiplier for early achievement of synergy targets. The obligation related to the Incentive Plan is estimated as the probability of the payout being achieved multiplied by the expected payout amount. The obligation is recognized as general and administrative expense over the estimated time until payout is achieved.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2021

D) Related Party Transactions

The Company enters into transactions and agreements in the normal course of business with certain related parties, joint arrangements and associates. Proceeds from the disposition of assets to related parties are recognized at fair value, based on discounted cash flows forecast from those assets. Independent opinions of fair value may be obtained to confirm the estimated fair value of proceeds.

E) Cash and Cash Equivalents

Cash and cash equivalents include short-term investments, such as money market deposits or similar type instruments with a maturity of three months or less. When outstanding cheques are in excess of cash on hand and short-term deposits, and the Company has the ability to net settle, the excess is reported in bank operating loans.

Cash and cash equivalents that are not available for use are classified as restricted cash. When restricted cash is not expected to be used within twelve months, it is classified as a non-current asset.

F) Property, Plant and Equipment

General

PP&E is stated at cost less accumulated depreciation, depletion and amortization ("DD&A"), and net of any impairment losses. Expenditures related to renewals or betterments that improve the productive capacity or extend the life of an asset are capitalized. Maintenance and repairs are expensed as incurred. Land is not depreciated.

Any gains or losses from the divestiture of PP&E are recognized in net earnings.

Oil and Gas Properties

Development and production assets are capitalized on an area-by-area basis and include all costs associated with the development and production of crude oil and natural gas properties and related infrastructure facilities, as well as any E&E expenditures incurred in finding reserves of crude oil, NGLs or natural gas transferred from E&E assets. Capitalized costs include directly attributable internal costs, decommissioning liabilities and, for qualifying assets, borrowing costs directly associated with the acquisition of, the exploration for, and the development of crude oil and natural gas reserves.

For onshore assets, which includes assets from the Oil Sands and Conventional segments, costs accumulated within each area are depleted using the unit-of-production method based on estimated proved reserves determined using forward prices and costs. Offshore assets are depleted using the unit-of-production method based on estimated proved developed producing reserves or proved plus probable reserves determined using forward prices and costs. For the purpose of these calculations, natural gas is converted to crude oil on an energy equivalent basis. The unit-of-production method based on total proved reserves or proved plus probable reserves takes into account any expenditures incurred to date together with future development costs to be incurred in developing those reserves.

Exchanges of development and production assets are measured at fair value unless the transaction lacks commercial substance or the fair value of either the asset received, or the asset given up, cannot be reliably measured. When fair value is not used, the carrying amount of the asset given up is used as the cost of the asset acquired.

Included in oil and gas properties are information technology assets used to support the upstream business and are depreciated on a straight-line basis over their useful lives of three years. Gross overriding royalty interests ("GORRs") in certain oil and gas properties are depleted using a unit-of-production method.

Manufacturing Assets

The initial costs of refining and upgrading PP&E are capitalized when incurred. Costs include the cost of constructing or otherwise acquiring the equipment or facilities, the cost of installing the asset and making it ready for its intended use, the associated decommissioning costs and, for qualifying assets, borrowing costs.

Refining assets are depreciated on a straight-line basis over the estimated service life of each component of the refinery. The major components are depreciated as follows:

Land improvements and buildings	15 to 40 years
Office equipment and vehicles	3 to 15 years
Refining equipment	10 to 60 years

The residual value, the method of amortization and the useful life of each component are reviewed annually and adjusted on a prospective basis, if appropriate.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2021

Processing, Transportation and Storage Assets, Retail and Other

Depreciation for substantially all other PP&E is provided using the straight-line method based on the estimated useful lives of assets, which range from three years to 60 years. The useful lives are estimated based upon the period the asset is expected to be available for use by the Company.

The residual value, the method of amortization and the useful lives of the assets are reviewed annually and adjusted on a prospective basis, if appropriate.

G) Share Capital and Warrants

Common shares and preferred shares are classified as equity. Preferred shares are cancellable and redeemable only at the Company's option and dividends are discretionary and payable only if declared by Cenovus's Board of Directors. Transaction costs directly attributable to the issue of common shares and preferred shares are recognized as a deduction from equity, net of any income taxes. Dividends on common shares and preferred shares are recognized within equity.

Warrants issued in the Arrangement are financial instruments classified as equity and were measured at fair value upon issuance. On exercise, the cash consideration received by the Company and the associated carrying value of the warrants are recorded as share capital.

H) Stock-Based Compensation

Cenovus has a number of stock-based compensation plans which include stock options with associated net settlement rights ("NSRs"), Cenovus replacement stock options, performance share units ("PSUs"), restricted share units ("RSUs") and deferred share units ("DSUs"). Stock-based compensation costs are recorded in general and administrative expenses, or recorded to PP&E or E&E assets when directly related to exploration or development activities.

Stock Options With Associated Net Settlement Rights

NSRs are accounted for as equity instruments, which are measured at fair value on the grant date using the Black-Scholes-Merton valuation model and are not revalued at each reporting date. The fair value is recognized as stock-based compensation over the vesting period, with a corresponding increase recorded as paid in surplus in shareholders' equity. On exercise, the cash consideration received by the Company and the associated paid in surplus are recorded as share capital.

Cenovus Replacement Stock Options

Cenovus replacement stock options are accounted for as liability instruments, which are measured at fair value at each period end using the Black-Scholes-Merton valuation model. The fair value is recognized as stock-based compensation over the vesting period. When options are settled for cash, the liability is reduced by the cash settlement paid. When options are settled for common shares, the cash consideration received by the Company and the previously recorded liability associated with the option are recorded as share capital.

Performance, Restricted and Deferred Share Units

PSUs, RSUs and DSUs are accounted for as liability instruments and are measured at fair value based on the market value of Cenovus's common shares at each period end. The fair value is recognized as stock-based compensation over the vesting period. Fluctuations in the fair values are recognized as stock-based compensation in the period they occur. Costs related to stock-based compensation are recorded to PP&E or E&E assets when directly related to exploration or development activities.

I) Update to Critical Accounting Judgments and Key Sources of Estimation Uncertainty

A full list of critical accounting judgments and key sources of estimation uncertainty can be found in the Company's annual Consolidated Financial Statements for the year ended December 31, 2020.

Joint Arrangements

The classification of a joint arrangement as either a joint operation or a joint venture requires judgment. The joint operations held by the Company are as follows:

- 50 percent interest in WRB Refining LP ("WRB").
- 50 percent interest in Sunrise Oil Sands Partnership ("Sunrise").
- 50 percent interest in BP-Husky Refining LLC ("Toledo").

It was determined that Cenovus has the rights to the assets and obligations for the liabilities of WRB, Sunrise and Toledo. As a result, the joint arrangements are classified as joint operations and the Company's share of the assets, liabilities, revenues and expenses are recorded in the Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2021

In determining the classification of its joint arrangements under IFRS 11, *"Joint Arrangements"*, the Company considered the following:

- The original intention of the joint arrangements was to form an integrated North American heavy oil business. Partnerships are "flow-through" entities.
- The partnership agreements require the partners to make contributions if funds are insufficient to meet the obligations or liabilities of the partnerships. The past and future development of WRB, Sunrise and Toledo is dependent on funding from the partners by way of capital contribution commitments, partnership notes payable and loans.
- WRB and Toledo have third-party debt facilities to cover short-term working capital requirements.
- Sunrise is operated like most typical western Canadian working interest relationships where the operating partner takes product on behalf of the participants in accordance with the partnership agreement. WRB and Toledo have very similar structures modified to account for the operating environment of the refining business.
- Cenovus, Phillips 66 and BP, as operators, either directly or through wholly-owned subsidiaries, provide marketing services, purchase necessary feedstock, and arrange for transportation and storage, on the partners' behalf as the agreements prohibit the partnerships from undertaking these roles themselves. In addition, the partnerships do not have employees and, as such, are not capable of performing these roles.
- In each arrangement, output is taken by one of the partners, indicating that the partners have rights to the economic benefits of the assets and the obligation for funding the liabilities of the arrangements.

Recoveries from Insurance Claims

The Company uses estimates and assumptions on the amount recorded for insurance proceeds expected to be received. Accordingly, actual results may differ from these estimated recoveries.

Functional Currency

The functional currency for each of the Company's subsidiaries is a management judgement based on the currency of the primary economic environment in which the subsidiary operates.

Fair Value of Related Party Transactions

The Company transacts with certain related parties, joint arrangements and associates in the normal course of business. Such relationships can have an effect on the financial results of the Company and may lead to differences in the transactions between related parties compared to transactions between unrelated parties. Independent opinions of the fair values may be obtained to confirm the estimated fair value of proceeds.

4. ACQUISITION OF HUSKY

A) Summary of the Acquisition

On October 25, 2020, Cenovus announced that it had entered into a definitive agreement to combine with Husky. The transaction was accomplished through the Arrangement pursuant to which Cenovus acquired all the issued and outstanding common shares of Husky in exchange for common shares and common share purchase warrants of Cenovus. In addition, all of the issued and outstanding Husky preferred shares were exchanged for Cenovus preferred shares with substantially identical terms. The Arrangement closed on January 1, 2021.

The Arrangement combines oil sands and heavy oil assets with extensive transportation, storage and logistics and downstream infrastructure, creating opportunities to optimize the margin captured across the heavy oil value chain. The combined company is largely integrated, reducing exposure to Alberta heavy oil price differentials while maintaining exposure to global commodity prices.

The Arrangement was accounted for using the acquisition method pursuant to IFRS 3, *"Business Combinations"*. Under the acquisition method, assets and liabilities are measured at their estimated fair value on the date of acquisition with the exception of income tax, stock-based compensation, lease liabilities and ROU assets. The total consideration was allocated to the tangible and intangible assets acquired and liabilities assumed.

B) Purchase Price Allocation

Cenovus acquired all the issued and outstanding Husky common shares in consideration for the issuance of 0.7845 Cenovus common shares plus 0.0651 Cenovus warrants for each Husky common share. Cenovus issued 788.5 million Cenovus common shares with a fair value of $6.1 billion, based on the December 31, 2020, closing share price of $7.75, as reported on the TSX. In addition, 65.4 million common share purchase warrants were issued. Each whole warrant entitles the holder to acquire one Cenovus common share for a period of five years at an exercise price of $6.54 per share. The fair value of the warrants was estimated to be $216 million. Cenovus also acquired all the issued and outstanding Husky preferred shares in exchange for

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2021

36.0 million Cenovus first preferred shares with substantially identical terms and a fair value of $519 million. The outstanding Husky stock options were also exchanged for Cenovus replacement stock options. Each replacement stock option entitles the holder to acquire 0.7845 of a Cenovus common share at an exercise price per share of a Husky stock option divided by 0.7845. The fair value of the replacement stock options was estimated to be $9 million.

The preliminary purchase price allocation is based on Management's best estimate of the assets acquired and liabilities assumed. The Company will finalize the value of net assets acquired by December 31, 2021, and adjustments to initial estimates, including goodwill, may be required. No significant adjustments were made to the preliminary purchase price allocation as at June 30, 2021.

The following table summarizes the details of the consideration and the recognized amounts of assets acquired and liabilities assumed at the date of the acquisition.

As at	January 1, 2021
Consideration	
Common Shares	6,111
Preferred Shares	519
Share Purchase Warrants	216
Replacement Stock Options	9
Non-Controlling Interest	11
Total Consideration and Non-Controlling Interest	**6,866**
Identifiable Assets Acquired and Liabilities Assumed	
Cash	735
Restricted Cash	164
Accounts Receivable and Accrued Revenues	1,283
Inventories	1,133
Property, Plant and Equipment	13,661
Right-of-Use Assets	1,132
Long-Term Income Tax Receivable	202
Other Assets	198
Investment in Equity-Accounted Affiliates	457
Deferred Income Tax Assets, Net	942
Accounts Payable and Accrued Liabilities	(2,265)
Income Tax Payable	(100)
Short-Term Borrowings	(40)
Long-Term Debt	(6,602)
Lease Liabilities	(1,441)
Decommissioning Liabilities	(2,560)
Other Liabilities	(745)
Total Identifiable Net Assets	**6,154**
Goodwill	**712**

The fair value of trade and other receivables acquired as part of the acquisition was $1.1 billion, with a gross contractual amount of $1.2 billion. As of the acquisition date, the best estimate of the contractual cash flows not expected to be collected was $36 million.

Goodwill was recognized due to the appreciation of Cenovus's share price at the close of the acquisition and is attributable to the Oil Sands segment where significant operating synergies are expected to be achieved. Goodwill is not deductible for tax purposes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2021

C) Integration Costs

Transaction costs from the Arrangement exclude share issuance costs related to common shares, preferred shares and warrants. Integration costs recognized in the Consolidated Statements of Earnings (Loss) include the following:

	Three Months Ended	Six Months Ended
For the periods ended June 30,	**2021**	**2021**
Transaction Costs	**—**	65
Integration Related Costs	**24**	37
Severance Payments	**10**	155
	34	257

D) Revenue and Profit Contribution

The acquired business contributed revenues of $4.5 billion and $9.2 billion, as well as segment income of $557 million and $1.1 billion for the three and six months ended June 30, 2021, respectively.

5. GENERAL AND ADMINISTRATIVE

	Three Months Ended		Six Months Ended	
For the periods ended June 30,	**2021**	2020	**2021**	2020
Salaries and Benefits	**79**	41	**149**	70
Administrative and Other	**50**	20	**108**	46
Stock-Based Compensation Expense (Recovery) (Note 24)	**34**	35	**69**	(12)
Other Long-Term Incentive Benefits Expense (Recovery)	**7**	—	**7**	(31)
	170	96	**333**	73

6. FINANCE COSTS

	Three Months Ended		Six Months Ended	
For the periods ended June 30,	**2021**	2020	**2021**	2020
Interest Expense – Short-Term Borrowings and Long-Term Debt	**136**	95	**278**	185
Net (Discount) Premium on Redemption of Long-Term Debt	**—**	—	**—**	(25)
Interest Expense – Lease Liabilities (Note 19)	**42**	22	**86**	44
Unwinding of Discount on Decommissioning Liabilities (Note 20)	**46**	14	**94**	29
Other	**8**	8	**18**	13
	232	139	**476**	246

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2021

7. FOREIGN EXCHANGE (GAIN) LOSS, NET

	Three Months Ended		Six Months Ended	
For the periods ended June 30,	**2021**	2020	**2021**	2020
Unrealized Foreign Exchange (Gain) Loss on Translation of:				
U.S. Dollar Debt Issued From Canada	**(150)**	(273)	**(280)**	316
Other	**(42)**	(15)	**(51)**	53
Unrealized Foreign Exchange (Gain) Loss	**(192)**	(288)	**(331)**	369
Realized Foreign Exchange (Gain) Loss	**20**	(22)	**42**	(42)
	(172)	(310)	**(289)**	327

8. DIVESTITURES

Effective May 1, 2021, the Company sold its GORR in the Marten Hills area of Alberta relating to the Conventional segment. Cenovus received cash proceeds of $102 million and recorded a before-tax gain of $60 million (after-tax gain – $47 million).

The Company entered into definitive agreements to sell assets within its Conventional segment located in the East Clearwater area and the Kaybob areas for combined gross proceeds of approximately $110 million. The Kaybob transaction closed in July and the East Clearwater transaction is expected to close in the third quarter of 2021.

9. IMPAIRMENT CHARGES

On a quarterly basis, the Company assesses its cash-generating units ("CGUs") for indicators of impairment or when facts and circumstances suggest the carrying amount may exceed its recoverable amount. Goodwill is tested for impairment at least annually.

2021 Impairments

As at June 30, 2021, there were no indicators of impairment or reversals of impairment for the Company's upstream or downstream CGUs. As at June 30, 2021, there were no indicators of impairment of goodwill.

2020 Upstream Impairments

As at June 30, 2020, there were no indicators of impairment or reversals. As at March 31, 2020, the decline in forward commodity prices was identified as an indicator of impairment and the Company tested its upstream CGUs and CGUs with associated goodwill for impairment. As a result, the Company determined that the carrying amount was greater than the recoverable amount of certain CGUs and recorded an impairment loss of $315 million as additional DD&A in the Conventional segment. Future cash flows for the CGUs declined primarily due to lower forward commodity prices.

The following table summarizes the impairment losses for the three months ended March 31, 2020, and estimated recoverable amounts as at March 31, 2020, by CGU:

Cash-Generating Unit	Impairment Amount	Recoverable Amount
Clearwater	**140**	**306**
Kaybob-Edson	**175**	**414**

As at June 30, 2020, there were no indicators of impairment of goodwill.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2021

10. INCOME TAXES

The provision for income taxes is:

	Three Months Ended		Six Months Ended	
For the periods ended June 30,	**2021**	2020	**2021**	2020
Current Tax				
Canada	**2**	(2)	**14**	(2)
United States	**—**	1	**—**	1
Asia Pacific	**47**	—	**81**	—
Other International	**—**	—	**1**	—
Total Current Tax Expense (Recovery)	**49**	(1)	**96**	(1)
Deferred Tax Expense (Recovery)	**63**	(131)	**90**	(479)
	112	(132)	**186**	(480)

For the three and six months ended June 30, 2021, the Company recorded a current tax expense primarily related to Asia Pacific operations in China.

The preliminary purchase price allocation includes a net deferred tax asset of $942 million as at January 1, 2021. The net deferred tax asset consists of $862 million related to the Company's operations in the Canadian jurisdiction, $58 million related to U.S. operations and $22 million related to Asia Pacific activities. The Canadian deferred tax asset has been offset against the Canadian deferred tax liability.

For the three and six months ended June 30, 2020, the Company recorded a deferred tax recovery due to losses, excluding unrealized foreign exchange gains and losses on long-term debt.

11. PER SHARE AMOUNTS

A) Net Earnings (Loss) Per Share – Basic and Diluted

	Three Months Ended		Six Months Ended	
For the periods ended June 30,	**2021**	2020	**2021**	2020
Net Earnings (Loss)	**224**	(235)	**444**	(2,032)
Effect of Cumulative Dividends on Preferred Shares	**(8)**	—	**(17)**	—
Net Earnings (Loss) – Basic and Diluted	**216**	(235)	**427**	(2,032)
Basic – Weighted Average Number of Shares	**2,017.5**	1,228.9	**2,017.5**	1,228.9
Dilutive Effect of Warrants	**24.3**	—	**21.1**	—
Dilutive Effect of Net Settlement Rights	**0.3**	—	**—**	—
Diluted – Weighted Average Number of Shares	**2,042.1**	1,228.9	**2,038.6**	1,228.9
Net Earnings (Loss) Per Share – Basic and Diluted [1] ($)	**0.11**	(0.19)	**0.21**	(1.65)

(1)   *Excluded from the calculation of the three and six months ended diluted net earnings (loss) per share were $6 million and $12 million, respectively, of net earnings and 1.9 million and 1.8 million, respectively, of potential ordinary shares related to the assumed exercise of Cenovus replacement stock options as the impact was anti-dilutive.*

B) Common Share Dividends

For the six months ended June 30, 2021, the Company paid dividends of $71 million or $0.035 per common share (six months ended June 30, 2020 – $77 million or $0.0625 per common share). The declaration of common share dividends is at the sole discretion of the Company's Board of Directors and is considered quarterly. On July 28, 2021, the Company's Board of Directors declared third quarter dividends of $0.0175 per common share, payable on September 30, 2021, to common shareholders of record as at September 15, 2021.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2021

C) Preferred Share Dividends

	Three Months Ended 2021	Six Months Ended 2021
For the periods ended June 30,		
Series 1 First Preferred Shares	2	4
Series 2 First Preferred Shares	—	—
Series 3 First Preferred Shares	3	6
Series 5 First Preferred Shares	2	4
Series 7 First Preferred Shares	1	3
Total Declared and Paid Preferred Share Dividends	**8**	**17**

The declaration of preferred share dividends is at the sole discretion of the Company's Board of Directors and is considered quarterly. On July 28, 2021, the Company's Board of Directors declared third quarter dividends for its Cenovus series 1, 2, 3, 5, and 7 first preferred shares, payable on September 30, 2021, in the amount of $9 million, to preferred shareholders of record as at September 15, 2021.

12. EXPLORATION AND EVALUATION ASSETS, NET

	Total
As at December 31, 2020	623
Additions	21
Exploration Expense	(11)
Change in Decommissioning Liabilities	7
Exchange Rate Movements and Other	(1)
As at June 30, 2021	**639**

13. PROPERTY, PLANT AND EQUIPMENT, NET

	Oil and Gas Properties	Processing, Transportation and Storage Assets	Manufacturing Assets	Retail and Other [1]	Total
COST					
As at December 31, 2020 [2]	29,867	218	5,671	1,290	37,046
Acquisition (Note 4)	8,661	—	4,423	577	13,661
Additions	560	5	451	51	1,067
Change in Decommissioning Liabilities	2	1	5	3	11
Exchange Rate Movements and Other	(61)	14	(294)	(15)	(356)
Divestitures	(90)	—	—	—	(90)
As at June 30, 2021	**38,939**	**238**	**10,256**	**1,906**	**51,339**
ACCUMULATED DEPRECIATION, DEPLETION AND AMORTIZATION					
As at December 31, 2020 [2]	8,361	42	2,195	1,037	11,635
Depreciation, Depletion and Amortization	1,592	4	263	60	1,919
Exchange Rate Movements and Other	6	8	(92)	(1)	(79)
Divestitures	(36)	—	—	—	(36)
As at June 30, 2021	**9,923**	**54**	**2,366**	**1,096**	**13,439**
CARRYING VALUE					
As at December 31, 2020 [2]	21,506	176	3,476	253	25,411
As at June 30, 2021	**29,016**	**184**	**7,890**	**810**	**37,900**

[1]   *Includes retail assets, office furniture, fixtures, leasehold improvements, information technology and aircraft.*
[2]   *Balances for periods prior to January 1, 2021, have been reclassified to conform with the current period's presentation of asset classes.*

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2021

14. RIGHT-OF-USE ASSETS, NET

	Real Estate	Transportation and Storage Assets [1]	Manufacturing Assets	Retail and Other	Total
COST					
As at December 31, 2020 [2]	495	977	15	15	1,502
Acquisition (Note 4)	99	765	138	130	1,132
Additions	4	44	7	3	58
Modifications	1	6	—	(1)	6
Re-measurement	(2)	—	—	(1)	(3)
Exchange Rate Movements and Other	1	(15)	(4)	(9)	(27)
As at June 30, 2021	**598**	**1,777**	**156**	**137**	**2,668**
ACCUMULATED DEPRECIATION					
As at December 31, 2020 [2]	58	293	5	7	363
Depreciation	19	120	11	12	162
Exchange Rate Movements and Other	—	(11)	(1)	(5)	(17)
As at June 30, 2021	**77**	**402**	**15**	**14**	**508**
CARRYING VALUE					
As at December 31, 2020 [2]	437	684	10	8	1,139
As at June 30, 2021	**521**	**1,375**	**141**	**123**	**2,160**

(1) Transportation and storage assets include railcars, barges, vessels, pipelines, caverns and storage tanks.
(2) Balances for periods prior to January 1, 2021, have been reclassified to conform with the current period's presentation of asset classes.

15. JOINT ARRANGEMENTS AND ASSOCIATE

A) Joint Operations

BP-Husky Refining LLC

Cenovus holds a 50 percent interest in Toledo with BP, who owns and operates the Toledo Refinery in Ohio.

Sunrise Oil Sands Partnership

Cenovus, as the operator, holds a 50 percent interest in Sunrise, an oil sands project in northern Alberta, with BP Canada.

WRB Refining LP

Cenovus holds a 50 percent interest in WRB with Phillips 66, who owns and operates the Wood River Refinery in Illinois and the Borger Refinery in Texas.

B) Joint Ventures

Husky-CNOOC Madura Ltd.

The Company holds a 40 percent interest in the jointly controlled entity, HCML, which is engaged in the exploration for and production of natural gas resources in offshore Indonesia. The Company's share of equity investment income (loss) related to the joint venture is included in the Consolidated Statements of Earnings (Loss) in the Offshore segment.

Summarized below is the financial information for HCML accounted for using the equity method.

Results of Operations

	Three Months Ended	Six Months Ended
For the periods ended June 30,	2021	2021
Revenue	110	229
Expenses	128	255
Net Earnings (Loss)	(18)	(26)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2021

Balance Sheet

As at	June 30, 2021
Current Assets [1]	203
Non-Current Assets	1,463
Current Liabilities	65
Non-Current Liabilities	1,043
Net Assets	558

(1)   Includes cash and cash equivalents of $36 million.

For the six months ended June 30, 2021, the Company's share of income from the equity-accounted affiliate was $24 million. As at June 30, 2021, the carrying amount of the Company's share of net assets was $410 million. These amounts do not equal the 40 percent joint control of the revenues, expenses and net assets of HCML due to differences in the values attributed to the investment and accounting policies between the joint venture and the Company.

For the six months ended June 30, 2021, the Company received $52 million of distributions from HCML.

Husky Midstream Limited Partnership

The Company holds a 35 percent interest in HMLP, which owns midstream assets, including pipeline, storage and other ancillary infrastructure assets in Alberta and Saskatchewan. Power Assets Holdings Ltd. holds a 49 percent interest and CK Infrastructure Holdings Ltd. holds a 16 percent interest in HMLP.

For the six months ended June 30, 2021, HMLP had net earnings of $50 million. The Company's share of income (loss) from the equity-accounted affiliate does not equal the 35 percent of the net earnings of HMLP due to the nature of the profit-sharing arrangement as defined in the partnership agreement. The Company's share of earnings will fluctuate depending on certain income thresholds. For the six months ended June 30, 2021, the Company did not record its pre-tax net loss relating to HMLP of $12 million as the carrying value of the Company's interest is $nil.

Due to the decline in forecasted distributions from the partnership profit structure, as at June 30, 2021, the Company had $7 million in cumulative unrecognized losses and OCI, net of tax. The Company records its share of equity investment income related to the joint venture only in excess of the cumulated unrecognized loss and is included in the Consolidated Statements of Earnings (Loss) in the Oil Sands segment.

For the six months ended June 30, 2021, the Company received $37 million in distributions from HMLP.

For the six months ended June 30, 2021, the Company recorded $5 million related to HMLP's distributions, net of the Company's contributions to HMLP. This was recorded in the share of (income) loss from equity-accounted affiliates related to the joint venture.

C) Associate

Headwater Exploration Inc.

The Company holds a 26 percent interest in Headwater Exploration Inc. ("Headwater"), a publicly traded exploration and production company, which is engaged in the development of the Marten Hills assets in northern Alberta. The Company's share of equity investment income (loss) related to the associate is included in the Consolidated Statements of Earnings (Loss) in the Corporate and Eliminations segment.

Summarized below is the financial information for Headwater accounted for using the equity method.

	Three Months Ended	Six Months Ended
For the periods ended June 30,	2021	2021
Net Earnings (Loss) [1]	(13)	(7)
Share of Equity Investment	26 %	26 %
Proportionate Share of Equity Investment	(4)	(2)

(1)   Represents the three and six month periods based on the prior quarter's release results due to the timing of reporting dates.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2021

16. OTHER ASSETS

As at	June 30, 2021	December 31, 2020
Intangible Assets	83	89
Private Equity Investments (Note 26)	52	52
Net Investment in Finance Leases	62	52
Long-Term Receivables and Prepaids [(1)]	136	11
Precious Metals	91	—
Other	39	12
	463	216

(1)   Includes insurance proceeds of $95 million, acquired through the Arrangement, related to an incident at the Superior Refinery in 2018.

17. CONTINGENT PAYMENT

	Total
As at December 31, 2020	63
Re-measurement [(1)]	436
Liabilities Settled or Payable	(123)
As at June 30, 2021	**376**

(1)   Contingent payment is carried at fair value. Changes in fair value are recorded in net earnings.

In connection with the acquisition (the "Acquisition in 2017") from ConocoPhillips Company and certain of its subsidiaries (collectively, "ConocoPhillips"), Cenovus agreed to make quarterly payments to ConocoPhillips during the five years ending May 17, 2022, for quarters in which the average Western Canadian Select ("WCS") crude oil price exceeds $52.00 per barrel during the quarter. The quarterly payment will be $6 million for each dollar that the WCS price exceeds $52.00 per barrel. The calculation includes an adjustment mechanism related to certain significant production outages at Foster Creek and Christina Lake, which may reduce the amount of a contingent payment. There are no maximum payment terms. As at June 30, 2021, $90 million is payable under this agreement (December 31, 2020 – $nil).

18. DEBT AND CAPITAL STRUCTURE

A) Short-Term Borrowings

As at	Notes	June 30, 2021	December 31, 2020
Uncommitted Demand Facilities	i	—	—
WRB Uncommitted Demand Facilities	ii	65	121
Sunrise Uncommitted Demand Credit Facility	iii	—	—
Total Debt Principal		**65**	**121**

i) Uncommitted Demand Facilities

At closing of the Arrangement on January 1, 2021, the Company assumed Husky's uncommitted demand facilities of $975 million, of which $850 million may be drawn for general purposes, or the full amount can be available to issue letters of credit. As at January 1, 2021, $40 million was outstanding. In addition, there were outstanding letters of credit as at January 1, 2021, aggregating to $427 million.

As at June 30, 2021, the Company has uncommitted demand facilities of $2.5 billion (December 31, 2020 – $1.6 billion) in place, of which $1.5 billion (December 31, 2020 – $600 million) may be drawn for general purposes, or the full amount can be available to issue letters of credit. As at June 30, 2021, there were outstanding letters of credit aggregating to $532 million (December 31, 2020 – $441 million).

ii) WRB Uncommitted Demand Facilities

WRB has uncommitted demand facilities of US$300 million (the Company's proportionate share – US$150 million) available to cover short-term working capital requirements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2021

iii) Sunrise Uncommitted Demand Credit Facility

Sunrise has an uncommitted demand credit facility of $10 million (the Company's proportionate share – $5 million) available for general purposes.

B) Long-Term Debt

As at	Notes	June 30, 2021	December 31, 2020
Revolving Term Debt [1]	i	—	—
Canadian Dollar Unsecured Notes	ii	2,750	—
U.S. Dollar Denominated Unsecured Notes	ii	10,269	7,510
Total Debt Principal		13,019	7,510
Net Debt Premiums (Discounts) and Transaction Costs [2]		361	(69)
Long-Term Debt		13,380	7,441
Less: Current Portion		632	—
Long-Term Portion		12,748	7,441

[1] Revolving term debt may include Bankers' Acceptances, London Interbank Offered Rate based loans, prime rate loans and U.S. base rate loans.
[2] Includes $426 million net debt premiums related to the Canadian and U.S. dollar denominated unsecured notes assumed at fair value in the Arrangement.

On March 31, 2021, Cenovus Energy Inc. and Husky Energy Inc. amalgamated and Cenovus Energy Inc. became the direct obligor on all of Husky's unsecured notes.

On June 7, 2021, pledges of certain intercompany obligations owing to Cenovus Energy Inc. and made in favour of holders of its 4.00 percent notes due in 2024, 3.55 percent notes due in 2025, 3.60 percent notes due in 2027, 3.50 percent notes due in 2028, 4.40 percent notes due in 2029 and 6.80 percent notes due in 2037 (the "Notes") were terminated in accordance with their respective terms. The Notes were previously issued by Husky Energy Inc. and became the direct obligation of Cenovus Energy Inc. upon the amalgamation of Cenovus Energy Inc. and Husky Energy Inc. on March 31, 2021. Upon each original issuance of the Notes, the proceeds of the Notes were advanced to Husky Oil Operations Limited ("HOOL"), a subsidiary of Husky Energy Inc. HOOL issued to Husky Energy Inc. a promissory note in the amount of such proceeds, the payment thereunder guaranteed by Husky Oil Limited Partnership ("HOLP"). Each of the HOOL notes and HOLP guarantees were then pledged by Husky in favour of the holders of the respective Notes. The pledges were released in accordance with the mechanics outlined in their respective Trust Indentures and pledge documents. These notes continue to be unsecured and unsubordinated obligations, and rank equally and ratably in right of payment with all of Cenovus's other unsecured and unsubordinated indebtedness.

As at June 30, 2021, the Company is in compliance with all of the terms of its debt agreements. Under the terms of Cenovus's committed credit facilities, the Company is required to maintain a total debt to capitalization ratio, as defined in the agreements, not to exceed 65 percent. The Company is well below this limit.

i) Committed Credit Facilities

At closing of the Arrangement on January 1, 2021, the Company assumed Husky's committed credit facilities of $4.0 billion. As at January 1, 2021, $350 million was outstanding.

As at June 30, 2021, the Company had in place committed credit facilities of $8.5 billion, including those assumed in the Arrangement, as follows:

- $2.0 billion committed credit facility with a maturity date of June 19, 2022.
- $4.5 billion committed credit facility with a $1.2 billion tranche with a maturity date of November 30, 2022 and a $3.3 billion tranche with a maturity date of November 30, 2023.
- $2.0 billion committed credit facility with a maturity date of March 9, 2024.

ii) Canadian Dollar Unsecured Notes and U.S. Dollar Denominated Unsecured Notes

At closing of the Arrangement on January 1, 2021, the Company assumed Husky's Canadian dollar unsecured notes with a fair value of $2.9 billion (notional value – $2.8 billion) and U.S. dollar denominated unsecured notes with a fair value of $3.4 billion (notional value – US$2.4 billion or C$3.0 billion).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2021

The principal amounts of the Company's Canadian dollar unsecured notes are:

As at	June 30, 2021	December 31, 2020
3.55% due March 12, 2025	750	—
3.60% due March 10, 2027	750	—
3.50% due February 7, 2028	1,250	—
	2,750	—

The principal amounts of the Company's U.S. dollar denominated unsecured notes are:

	June 30, 2021		December 31, 2020	
As at	US$ Principal Amount	Total C$ Equivalent	US$ Principal Amount	Total C$ Equivalent
3.95% due April 15, 2022	500	620	—	—
3.00% due August 15, 2022	500	620	500	637
3.80% due September 15, 2023	450	558	450	573
4.00% due April 15, 2024	750	930	—	—
5.38% due July 15, 2025	1,000	1,239	1,000	1,273
4.25% due April 15, 2027	962	1,192	962	1,225
4.40% due April 15, 2029	750	930	—	—
5.25% due June 15, 2037	583	723	583	742
6.80% due September 15, 2037	387	479	—	—
6.75% due November 15, 2039	1,390	1,723	1,390	1,770
4.45% due September 15, 2042	155	192	155	198
5.20% due September 15, 2043	58	72	58	74
5.40% due June 15, 2047	800	991	800	1,018
	8,285	10,269	5,898	7,510

C) Capital Structure

Cenovus's capital structure objectives remain unchanged from previous periods. Cenovus's capital structure consists of shareholders' equity plus Net Debt. Net Debt includes the Company's short-term borrowings, and the current and long-term portions of long-term debt, net of cash and cash equivalents and short-term investments. The Company's objectives when managing its capital structure are to maintain financial flexibility, preserve access to capital markets, ensure its ability to finance internally generated growth and to fund potential acquisitions while maintaining the ability to meet the Company's financial obligations as they come due. To ensure financial resilience, Cenovus may, among other actions, adjust capital and operating spending, draw down on its credit facilities or repay existing debt, adjust dividends paid to shareholders, purchase the Company's common shares or preferred shares for cancellation, issue new debt, or issue new shares.

Cenovus monitors its capital structure and financing requirements using, among other things, non-GAAP financial metrics consisting of Net Debt to Adjusted Earnings Before Interest, Taxes and DD&A ("Adjusted EBITDA") and Net Debt to Capitalization. These metrics are used to steward Cenovus's overall debt position as measures of Cenovus's overall financial strength.

Cenovus targets a Net Debt to Adjusted EBITDA ratio of less than 2.0 times over the long-term. This ratio may periodically rise above the target due to factors such as persistently low commodity prices.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2021

Net Debt to Adjusted EBITDA

As at	June 30, 2021	December 31, 2020 [1]
Short-Term Borrowings	65	121
Current Portion of Long-Term Debt	632	—
Long-Term Portion of Long-Term Debt	12,748	7,441
Less: Cash and Cash Equivalents	(1,055)	(378)
Net Debt	12,390	7,184
Net Earnings (Loss)	97	(2,379)
Add (Deduct):		
Finance Costs	766	536
Interest Income	(14)	(9)
Income Tax Expense (Recovery)	(185)	(851)
Depreciation, Depletion and Amortization	4,022	3,464
Exploration Expense	95	91
Unrealized (Gain) Loss on Risk Management	167	56
Foreign Exchange (Gain) Loss, Net	(797)	(181)
Re-measurement of Contingent Payment	422	(80)
(Gain) Loss on Divestitures of Assets	(154)	(81)
Other (Income) Loss, Net	(23)	40
Share of (Income) Loss From Equity-Accounted Affiliates	(27)	—
Adjusted EBITDA [2]	4,369	606
Net Debt to Adjusted EBITDA	**2.8x**	**11.9x**

[1] Comparative figures include Cenovus results prior to the closing of the Arrangement on January 1, 2021, and does not reflect any historical data from Husky.
[2] Calculated on a trailing twelve-month basis.

Net Debt to Capitalization

As at	June 30, 2021	December 31, 2020 [1]
Net Debt	12,390	7,184
Shareholders' Equity	23,629	16,707
	36,019	23,891
Net Debt to Capitalization	**34 %**	30 %

[1] Comparative figures include Cenovus results prior to the closing of the Arrangement on January 1, 2021, and does not reflect any historical data from Husky.

19. LEASE LIABILITIES

	Total
As at December 31, 2020	1,757
Acquisition (Note 4)	1,441
Additions	58
Interest Expense (Note 6)	86
Lease Payments	(238)
Modifications	6
Re-measurement	(3)
Exchange Rate Movements and Other	(20)
As at June 30, 2021	**3,087**
Less: Current Portion	280
Long-Term Portion	2,807

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2021

The Company has lease liabilities for contracts related to office space, transportation and storage assets, which includes barges, vessels, pipelines, caverns, railcars and storage tanks, retail assets and other refining and field equipment. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions.

The Company has variable lease payments related to property taxes for real estate contracts. Short-term leases are leases with terms of twelve months or less.

The Company has included extension options in the calculation of lease liabilities where the Company has the right to extend a lease term at its discretion and is reasonably certain to exercise the extension option. The Company does not have any significant termination options and the residual amounts are not material.

20. DECOMMISSIONING LIABILITIES

The decommissioning provision represents the present value of the expected future costs associated with the retirement of producing well sites, upstream processing facilities, surface and subsea plant and equipment, manufacturing facilities, retail and the crude-by-rail terminal.

The aggregate carrying amount of the obligation is:

	Total
As at December 31, 2020	1,248
Acquisition (Note 4)	2,560
Liabilities Incurred	12
Liabilities Acquired	2
Liabilities Settled	(46)
Liabilities Disposed	(11)
Change in Estimated Future Cash Flows	4
Unwinding of Discount on Decommissioning Liabilities (Note 6)	94
Foreign Currency Translation	(4)
As at June 30, 2021	**3,859**

The undiscounted amount of estimated future cash flows required to settle the obligation has been discounted using a credit-adjusted risk-free rate of 5.0 percent as at June 30, 2021 (December 31, 2020 – 5.0 percent). The Company expects to settle approximately $150 million of decommissioning liabilities in 2021.

The Company deposits cash into restricted accounts that will be used to fund decommissioning liabilities in offshore China in accordance with the provisions of the regulations of the People's Republic of China.

21. OTHER LIABILITIES

As at	June 30, 2021	December 31, 2020
Pension and Other Post-Employment Benefit Plan	303	91
Provision for West White Rose Expansion Project	259	—
Provisions for Onerous Contracts	117	39
Employee Long-Term Incentives	68	33
Drilling Provisions	56	—
Deferred Revenue	41	—
Other	88	18
	932	181

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2021

22. SHARE CAPITAL AND WARRANTS

A) Authorized

Cenovus is authorized to issue an unlimited number of common shares, and first and second preferred shares not exceeding, in aggregate, 20 percent of the number of issued and outstanding common shares. The first and second preferred shares may be issued in one or more series with rights and conditions to be determined by the Company's Board of Directors prior to issuance and subject to the Company's articles. Prior to the close of the Arrangement, Cenovus's articles were amended to create the Cenovus series 1, 2, 3, 4, 5, 6, 7 and 8 first preferred shares.

B) Issued and Outstanding – Common Shares

	June 30, 2021		December 31, 2020	
	Number of Common Shares		Number of Common Shares	
As at	(thousands)	Amount	(thousands)	Amount
Outstanding, Beginning of Year	1,228,870	11,040	1,228,828	11,040
Issued Under the Arrangement (Note 4)	788,518	6,111	—	—
Issued Upon Exercise of Warrants (Note 22D)	183	2	—	—
Issued Under Stock Option Plans (Note 24)	34	—	42	—
Outstanding, End of Period	2,017,605	17,153	1,228,870	11,040

As at June 30, 2021, there were 30 million (December 31, 2020 – 27 million) common shares available for future issuance under the stock option plan.

C) Issued and Outstanding – Preferred Shares

	June 30, 2021	
	Number of Preferred Shares	
As at	(thousands)	Amount
Outstanding, Beginning of Year	—	—
Issued Under the Arrangement (Note 4)	36,000	519
Outstanding, End of Period	36,000	519

	June 30, 2021		
			Number of Preferred Shares
As at	Dividend Reset Date	Dividend Rate	(thousands)
Series 1 First Preferred Shares	March 31, 2026	2.58 %	10,740
Series 2 First Preferred Shares	March 31, 2026	1.84 %	1,260
Series 3 First Preferred Shares	December 31, 2024	4.69 %	10,000
Series 5 First Preferred Shares	March 31, 2025	4.59 %	8,000
Series 7 First Preferred Shares	June 30, 2025	3.94 %	6,000

Cenovus Series 1 First Preferred Shares

In March 2021, 274 thousand series 1 first preferred shares were tendered for conversion into series 2 first preferred shares. The new annual fixed-rate dividend applicable to the series 1 first preferred shares for the five-year period commencing March 31, 2021 to March 30, 2026, is 2.58 percent, being equal to the sum of the Government of Canada five-year bond yield of 0.85 percent plus 1.73 percent in accordance with the terms of the series 1 first preferred shares. The annual fixed-rate dividend was 2.40 percent for the previous period ending March 30, 2021.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2021

Cenovus Series 2 First Preferred Shares

In March 2021, 578 thousand series 2 first preferred shares were tendered for conversion into series 1 first preferred shares. Holders of the series 2 first preferred shares will be entitled to receive cumulative quarterly floating dividends, reset every quarter, at a rate equal to the 90-day Government of Canada Treasury Bill yield plus 1.73 percent. The floating-rate dividend was 1.80 percent for the previous period ending June 29, 2021. The new quarterly floating-rate dividend applicable for the period commencing June 30, 2021 to September 29, 2021 is 1.84 percent.

Cenovus Series 3 First Preferred Shares

The dividend rate will be reset every five years at the rate equal to the five-year Government of Canada bond yield plus 3.13 percent. Holders of series 3 first preferred shares will have the right, at their option, to convert their shares into series 4 first preferred shares, subject to certain conditions, on December 31, 2024, and on December 31 every five years thereafter. Holders of the series 4 first preferred shares will be entitled to receive cumulative quarterly floating dividends, reset every quarter, at a rate equal to the 90-day Government of Canada Treasury Bill yield plus 3.13 percent.

Cenovus Series 5 First Preferred Shares

The dividend rate will be reset every five years at the rate equal to the five-year Government of Canada bond yield plus 3.57 percent. Holders of series 5 first preferred shares will have the right, at their option, to convert their shares into series 6 first preferred shares, subject to certain conditions, on March 31, 2025, and on March 31 every five years thereafter. Holders of the series 6 first preferred shares will be entitled to receive cumulative quarterly floating dividends, reset every quarter, at a rate equal to the 90-day Government of Canada Treasury Bill yield plus 3.57 percent.

Cenovus Series 7 First Preferred Shares

The dividend rate will be reset every five years at the rate equal to the five-year Government of Canada bond yield plus 3.52 percent. Holders of series 7 first preferred shares will have the right, at their option, to convert their shares into series 8 first preferred shares, subject to certain conditions, on June 30, 2025, and on June 30 every five years thereafter. Holders of the series 8 first preferred shares will be entitled to receive cumulative quarterly floating dividends, reset every quarter, at a rate equal to the 90-day Government of Canada Treasury Bill yield plus 3.52 percent.

Cenovus Second Preferred Shares

There were no second preferred shares outstanding as at June 30, 2021 (December 31, 2020 – nil).

D) Issued and Outstanding – Warrants

	June 30, 2021	
As at	Number of Warrants (thousands)	Amount
Outstanding, Beginning of Year	—	—
Issued Under the Arrangement (Note 4)	65,433	216
Exercised and Common Shares Issued (Note 22B)	(183)	—
Outstanding, End of Period	**65,250**	**216**

The exercise price of the warrants issued under the Arrangement was $6.54.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2021

23. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

	Defined Benefit Pension Plan	Private Equity Instruments	Foreign Currency Translation Adjustment	Total
As at December 31, 2019	(2)	27	802	827
Other Comprehensive Income (Loss), Before Tax	(15)	1	223	209
Income Tax Expense	3	—	—	3
As at June 30, 2020	(14)	28	1,025	1,039
As at December 31, 2020	(10)	27	758	775
Other Comprehensive Income (Loss), Before Tax	28	(1)	(311)	(284)
Income Tax Expense	(6)	—	—	(6)
As at June 30, 2021	**12**	**26**	**447**	**485**

24. STOCK-BASED COMPENSATION PLANS

Cenovus has a number of stock-based compensation plans which include NSRs, Cenovus replacement stock options, PSUs, RSUs and DSUs. In connection with the Arrangement, at the closing of the transaction on January 1, 2021, outstanding Husky stock options were replaced by Cenovus replacement stock options. Each Cenovus replacement stock option entitles the holder to acquire 0.7845 of a Cenovus common share at an exercise price per share of a Husky stock option divided by 0.7845.

The following tables summarize information related to the Company's stock-based compensation plans:

As at June 30, 2021	Units Outstanding (thousands)	Units Exercisable (thousands)
Stock Options With Associated Net Settlement Rights	27,620	17,709
Cenovus Replacement Stock Options	13,161	8,901
Performance Share Units	7,208	—
Restricted Share Units	6,282	—
Deferred Share Units	1,541	1,541

The weighted average exercise price of NSRs and Cenovus replacement stock options outstanding as at June 30, 2021, was $13.19 and $15.00, respectively.

For the six months ended June 30, 2021	Units Granted (thousands)	Units Vested and Exercised/ Paid Out (thousands)
Stock Options With Associated Net Settlement Rights	5,930	32
Cenovus Replacement Stock Options	18,882	511
Performance Share Units	6,075	8,086
Restricted Share Units	6,385	8,342
Deferred Share Units	329	126

In the six months ended June 30, 2021, 32 thousand NSRs, with a weighted average exercise price of $9.48, were exercised and net settled for cash (see Note 22).

In the six months ended June 30, 2021, two thousand Cenovus replacement stock options were exercised and settled for common shares (see Note 22) and 509 thousand Cenovus replacement stock options, with a weighted average exercise price of $3.54, were exercised and net settled for cash.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2021

The following table summarizes the stock-based compensation expense (recovery) recorded for all plans:

	Three Months Ended		Six Months Ended	
For the periods ended June 30,	**2021**	2020	**2021**	2020
Stock Options With Associated Net Settlement Rights	**3**	2	**8**	6
Cenovus Replacement Stock Options	**7**	—	**14**	—
Performance Share Units	**9**	15	**21**	(7)
Restricted Share Units	**11**	12	**17**	(5)
Deferred Share Units	**4**	6	**9**	(6)
Stock-Based Compensation Expense (Recovery)	**34**	35	**69**	(12)
Stock-Based Compensation Costs Capitalized	**2**	9	**3**	(5)
Total Stock-Based Compensation	**36**	44	**72**	(17)

25. RELATED PARTY TRANSACTIONS

Transactions with HMLP are related party transactions as the Company has a 35 percent ownership interest in HMLP (see Note 15).

As the operator of the assets held by HMLP, Cenovus provides management services for which it recovers shared service costs.

The Company is also the contractor for HMLP and constructs its assets based on fixed price contracts or a cost recovery basis with certain restrictions. For the six months ended June 30, 2021, the Company charged HMLP $64 million for construction and management services.

The Company pays an access fee to HMLP for pipeline systems that are used by Cenovus's blending business. Cenovus also pays HMLP for transportation and storage services. For the six months ended June 30, 2021, the Company incurred costs of $145 million for the use of HMLP's pipeline systems, as well as transportation and storage services.

26. FINANCIAL INSTRUMENTS

Cenovus's financial assets and financial liabilities consist of cash and cash equivalents, accounts receivable and accrued revenues, restricted cash, net investment in finance leases, accounts payable and accrued liabilities, risk management assets and liabilities, investments in the equity of private companies, long-term receivables, lease liabilities, contingent payment, short-term borrowings and long-term debt. Risk management assets and liabilities arise from the use of derivative financial instruments.

A) Fair Value of Non-Derivative Financial Instruments

The fair values of cash and cash equivalents, accounts receivable and accrued revenues, accounts payable and accrued liabilities, and short-term borrowings approximate their carrying amount due to the short-term maturity of these instruments.

The fair values of restricted cash, long-term receivables and net investment in finance leases approximate their carrying amount due to the specific non-tradeable nature of these instruments.

Long-term debt is carried at amortized cost. The estimated fair value of long-term borrowings has been determined based on period-end trading prices of long-term borrowings on the secondary market (Level 2). As at June 30, 2021, the carrying value of Cenovus's long-term debt was $13,380 million and the fair value was $14,871 million (December 31, 2020 carrying value – $7,441 million, fair value – $8,608 million).

Equity investments classified as FVOCI comprise equity investments in private companies. The Company classifies certain private equity instruments at FVOCI as they are not held for trading and fair value changes are not reflective of the Company's operations. These assets are carried at fair value on the Consolidated Balance Sheets in other assets. Fair value is determined based on recent private placement transactions (Level 3) when available.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2021

The following table provides a reconciliation of changes in the fair value of private equity instruments classified at FVOCI:

	Total
As at December 31, 2020	52
Acquisition	1
Change in Fair Value [1]	(1)
As at June 30, 2021	**52**

[1] Changes in fair value are recorded in OCI.

B) Fair Value of Risk Management Assets and Liabilities

The Company's risk management assets and liabilities consist of crude oil, natural gas and refined product swaps, futures, forwards and, if entered into, options, as well as condensate futures and swaps, foreign exchange and interest rate swaps. Crude oil, condensate, natural gas and refined product contracts are recorded at their estimated fair value based on the difference between the contracted price and the period-end forward price for the same commodity, using quoted market prices or the period-end forward price for the same commodity extrapolated to the end of the term of the contract (Level 2). The fair value of foreign exchange swaps are calculated using external valuation models which incorporate observable market data, including foreign exchange forward curves (Level 2) and the fair value of interest rate swaps are calculated using external valuation models which incorporate observable market data, including interest rate yield curves (Level 2). The fair value of cross currency interest rate swaps are calculated using external valuation models which incorporate observable market data, including foreign exchange forward curves (Level 2) and interest rate yield curves (Level 2).

Summary of Unrealized Risk Management Positions

	June 30, 2021			December 31, 2020		
	Risk Management			Risk Management		
As at	**Asset**	**Liability**	**Net**	Asset	Liability	Net
Crude Oil, Natural Gas, Condensate and Refined Products	21	336	(315)	5	58	(53)
Exchange Rate Contracts	—	3	(3)	—	—	—
Total Fair Value	**21**	**339**	**(318)**	**5**	**58**	**(53)**

The following table presents the Company's fair value hierarchy for risk management assets and liabilities carried at fair value:

As at	**June 30, 2021**	December 31, 2020
Level 2 – Prices Sourced From Observable Data or Market Corroboration	**(318)**	(53)

Prices sourced from observable data or market corroboration refers to the fair value of contracts valued in part using active quotes and in part using observable, market-corroborated data.

The following table provides a reconciliation of changes in the fair value of Cenovus's risk management assets and liabilities from January 1 to June 30:

	2021
Fair Value of Contracts, Beginning of Year	(53)
Acquisition	(14)
Fair Value of Contracts Realized During the Period	541
Change in Fair Value of Contracts in Place at Beginning of Year and Contracts Entered Into During the Period	(794)
Unrealized Foreign Exchange Gain (Loss) on U.S. Dollar Contracts	2
Fair Value of Contracts, End of Period	**(318)**

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2021

C) Fair Value of Contingent Payment

The contingent payment is carried at fair value on the Consolidated Balance Sheets. Fair value is estimated by calculating the present value of the expected future cash flows using an option pricing model (Level 3), which assumes the probability distribution for WCS is based on the volatility of West Texas Intermediate ("WTI") options, volatility of Canadian-U.S. foreign exchange rate options and both WTI and WCS futures pricing, and discounted at a credit-adjusted risk-free rate of 2.2 percent. Fair value of the contingent payment has been calculated by Cenovus's internal valuation team that consists of individuals who are knowledgeable and have experience in fair value techniques. As at June 30, 2021, the fair value of the contingent payment was estimated to be $376 million (December 31, 2020 – $63 million).

As at June 30, 2021, average WCS forward pricing for the remaining term of the contingent payment is $69.35 per barrel. The average implied volatility of WTI options and the Canadian-U.S. dollar foreign exchange rate options used to value the contingent payment were 31.9 percent and 6.4 percent, respectively.

Changes in the following inputs to the option pricing model, with fluctuations in all other variables held constant, could have resulted in unrealized gains (losses) impacting earnings before income tax as follows:

As at June 30, 2021	Sensitivity Range	Increase	Decrease
WCS Forward Prices	± $5.00 per barrel	(101)	97
WTI Option Implied Volatility	± five percent	(5)	4
Canadian to U.S. Dollar Foreign Exchange Rate Option Implied Volatility	± five percent	—	(1)

D) Earnings Impact of (Gains) Losses From Risk Management Positions

	Three Months Ended		Six Months Ended	
For the periods ended June 30,	2021	2020	2021	2020
Realized (Gain) Loss	199	59	541	88
Unrealized (Gain) Loss	401	120	253	142
(Gain) Loss on Risk Management	600	179	794	230

Realized and unrealized gains and losses on risk management are recorded in the reportable segment to which the derivative instrument relates.

27. RISK MANAGEMENT

Cenovus is exposed to financial risks, including market risk related to commodity prices, foreign exchange rates, interest rates as well as credit risk and liquidity risk.

A) Commodity Price, Interest Rate and Foreign Currency Risk

To manage exposure to interest rate volatility, the Company may periodically enter into interest rate swap contracts. To mitigate the Company's exposure to foreign exchange rate fluctuations, the Company periodically enters into foreign exchange contracts. To manage interest costs on short-term borrowings, the Company periodically enters into cross currency interest rate swaps. As at June 30, 2021, there were foreign exchange contracts with a notional value of US$216 million outstanding. As at June 30, 2021, there were no interest rate or cross currency interest rate swap contracts outstanding.

To manage exposure to commodity price movements between when products are produced or purchased and when sold to the customer or used by Cenovus, the Company may periodically enter into financial positions as a part of ongoing operations to market the Company's production and physical inventory positions of crude oil and condensate volumes. The Company has entered into risk management positions to both help capture incremental margin expected to be received in future periods at the time products will be sold and to mitigate overall exposure to fluctuations in commodity prices related to inventories and physical sales. Mitigation of commodity price volatility may utilize financial positions to protect both near-term and future cash flows. As at June 30, 2021, the fair value of financial positions was a net liability of $318 million and primarily consisted of crude oil, condensate, natural gas and foreign exchange rate instruments.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2021

Net Fair Value of Risk Management Positions

As at June 30, 2021	Notional Volumes [1] [2]	Terms [3]	Weighted Average Price [1]	Fair Value Asset (Liability)
Crude Oil and Condensate Contracts				
WTI Fixed - Sell	55.5 MMbbls	July 2021 - September 2022	US$65.21/bbl	(493)
WTI Fixed - Buy	19.4 MMbbls	July 2021 - September 2022	US$66.08/bbl	156
Other Financial Positions [4]				22
Foreign Exchange Contracts				(3)
Total Fair Value				(318)

(1) Million barrels ("MMbbls"). Barrel ("bbl").
(2) Notional volumes and weighted average price represent various contracts over the respective terms. The notional volumes and weighted average price may fluctuate from month to month as it represents the averages for various individual contracts with different terms.
(3) Contract terms represents averages for various individual contracts with different terms and range from one to eighteen months.
(4) Other financial positions consist of risk management positions related to WCS and condensate differential contracts, Belvieu fixed contracts, reformulated blendstock for oxygenate blending gasoline contracts, heating oil and natural gas fixed price contracts, the Company's U.S. Manufacturing segment and marketing activities.

Sensitivities

The following table summarizes the sensitivity of the fair value of Cenovus's risk management positions to independent fluctuations in commodity prices and foreign exchange rates, with all other variables held constant. Management believes the fluctuations identified in the table below are a reasonable measure of volatility. The impact of fluctuating commodity prices on the Company's open risk management positions could have resulted in an unrealized gain (loss) impacting earnings before income tax as follows:

As at June 30, 2021	Sensitivity Range	Increase	Decrease
Crude Oil Commodity Price	± US$5.00/bbl Applied to WTI, Condensate and Related Hedges	(205)	205
WCS and Condensate Differential Price	± US$2.50/bbl Applied to WCS and Differential Hedges Tied to Production	12	(12)
Refined Products Commodity Price	± US$5.00/bbl Applied to Heating Oil and Gasoline Hedges	(1)	1
U.S. to Canadian Dollar Exchange Rate	± 0.05 in the U.S. to Canadian Dollar Exchange Rate	11	(11)

B) Credit Risk

Credit risk arises from the potential that the Company may incur a financial loss if a counterparty to a financial instrument fails to meet its financial or performance obligations in accordance with agreed terms. Cenovus has in place a Credit Policy approved by the Audit Committee and the Board of Directors designed to ensure that its credit exposures are within an acceptable risk level. The Credit Policy outlines the roles and responsibilities related to credit risk, sets a framework for how credit exposures will be measured, monitored and mitigated, and sets parameters around credit concentration limits.

Cenovus assesses the credit risk of new counterparties and continues risk-based monitoring of all counterparties on an ongoing basis. A substantial portion of Cenovus's accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks. Cenovus's exposure to its counterparties is within credit policy tolerances. The maximum credit risk exposure associated with accounts receivable and accrued revenues, net investment in finance leases, risk management assets and long-term receivables is the total carrying value.

As at June 30, 2021, approximately 89 percent of the Company's accruals, joint ventures and joint operations, trade receivables and net investment in finance leases were investment grade, and substantially all of the Company's accounts receivable were outstanding for less than 60 days. The average expected credit loss on the Company's accruals, joint ventures and joint operations, trade receivables and net investment in finance leases was 1.7 percent as at June 30, 2021 (December 31, 2020 – 0.5 percent).

C) Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet all of its financial obligations as they become due. Liquidity risk also includes the risk of not being able to liquidate assets in a timely manner at a reasonable price. Cenovus manages its liquidity risk through the active management of cash and debt and by maintaining appropriate access to credit, which may be impacted by the Company's credit ratings. As disclosed in Note 18, over the long term, Cenovus targets a Net Debt to Adjusted EBITDA of less than 2.0 times to manage the Company's overall debt position.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2021

Undiscounted cash outflows relating to financial liabilities are:

As at June 30, 2021	Less Than 1 Year	Years 2 and 3	Years 4 and 5	Thereafter	**Total**
Accounts Payable and Accrued Liabilities	5,188	—	—	—	5,188
Short-Term Borrowings [1]	65	—	—	—	65
Long-Term Debt [1]	1,229	3,239	2,946	12,284	19,698
Contingent Payment	380	—	—	—	380
Lease Liabilities	447	771	647	3,292	5,157

As at December 31, 2020	Less Than 1 Year	Years 2 and 3	Years 4 and 5	Thereafter	Total
Accounts Payable and Accrued Liabilities	2,018	—	—	—	2,018
Short-Term Borrowings [1]	121	—	—	—	121
Long-Term Debt [1]	385	1,965	1,966	8,627	12,943
Contingent Payment	36	28	—	—	64
Lease Liabilities	254	445	365	1,412	2,476

[1]   *Principal and interest, including current portion if applicable.*

28. SUPPLEMENTARY CASH FLOW INFORMATION

A) Non-Cash Working Capital

Changes in non-cash working capital is as follows:

For the periods ended June 30,	Three Months Ended 2021	2020	Six Months Ended 2021	2020
Accounts Receivable and Accrued Revenues	(221)	(572)	(874)	174
Income Tax Receivable	4	2	13	—
Inventories	(406)	113	(1,014)	481
Accounts Payable and Accrued Liabilities	237	35	640	(770)
Income Tax Payable	(3)	(1)	(45)	(5)
Total Non-Cash Working Capital	(389)	(423)	(1,280)	(120)
Cash From (Used in) Operating	(430)	(363)	(1,332)	(53)
Cash From (Used in) Investing	41	(60)	52	(67)
Total Non-Cash Working Capital	(389)	(423)	(1,280)	(120)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2021

B) Reconciliation of Liabilities

The following table provides a reconciliation of liabilities to cash flows arising from financing activities:

	Dividends Payable	Short-Term Borrowings	Long-Term Debt	Lease Liabilities
As at December 31, 2019	—	—	6,699	1,916
Changes From Financing Cash Flows:				
Common Share Dividends Paid	(77)	—	—	—
Net Issuance (Repayment) of Short-Term Borrowings	—	292	—	—
Net Issuance (Repayment) of Long-Term Debt	—	—	(112)	—
Net Issuance (Repayment) of Revolving Long-Term Debt	—	—	1,224	—
Principal Repayment of Leases	—	—	—	(104)
Non-Cash Changes:				
Common Share Dividends Declared	77	—	—	—
Foreign Exchange (Gain) Loss, Net	—	7	306	30
Gain on Repurchase of Debt and Amortization of Debt Issuance Costs	—	—	(22)	—
Lease Additions	—	—	—	42
Lease Modifications	—	—	—	(4)
Lease Re-Measurements	—	—	—	(17)
Other	—	—	(10)	—
As at June 30, 2020	—	299	8,085	1,863
As at December 31, 2020	—	121	7,441	1,757
Acquisition (see Note 4)	—	40	6,602	1,441
Changes From Financing Cash Flows:				
Common Share Dividends Paid	(71)	—	—	—
Preferred Share Dividends Paid	(17)	—	—	—
Net Issuance (Repayment) of Short-Term Borrowings	—	(89)	(350)	—
Principal Repayment of Leases	—	—	—	(152)
Non-Cash Changes:				
Common Share Dividends Declared	71	—	—	—
Preferred Share Dividends Declared	17	—	—	—
Foreign Exchange (Gain) Loss, Net	—	(7)	(280)	(20)
Finance Costs	—	—	(33)	—
Lease Additions	—	—	—	58
Lease Modifications	—	—	—	6
Lease Re-Measurements	—	—	—	(3)
As at June 30, 2021	**—**	**65**	**13,380**	**3,087**

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2021

29. COMMITMENTS AND CONTINGENCIES

A) Commitments

Cenovus has entered into various commitments in the normal course of operations primarily related to demand charges on firm transportation agreements. In addition, the Company has commitments related to its risk management program and an obligation to fund its defined benefit pension and other post-employment benefit plans.

Future payments for the Company's commitments are below:

As at June 30, 2021	Remainder of Year	2 Years	3 Years	4 Years	5 Years	Thereafter	Total
Transportation and Storage [1]	1,736	2,708	2,973	2,785	2,014	17,221	**29,437**
Real Estate [2]	25	45	46	54	56	714	**940**
Obligation to Fund Equity-Accounted Affiliate [3]	26	66	76	77	77	261	**583**
Other Long-Term Commitments	398	175	159	122	129	1,071	**2,054**
Total Payments [4]	2,185	2,994	3,254	3,038	2,276	19,267	**33,014**

(1) *Includes transportation commitments of $8.2 billion (December 31, 2020 – $14.0 billion) that are subject to regulatory approval or have been approved, but are not yet in service. Terms are up to 20 years subsequent to the date of commencement.*
(2) *Relates to the non-lease components of lease liabilities consisting of operating costs and unreserved parking for office space. Excludes committed payments for which a provision has been provided.*
(3) *Relates to funding obligations to HCML.*
(4) *Contracts undertaken on behalf of WRB, Sunrise and Toledo are reflected at Cenovus's 50 percent interest.*

The Arrangement resulted in the assumption of Husky's non-cancellable contracts and other commercial commitments. As at January 1, 2021, total commitments assumed by Cenovus were $17.6 billion, of which $7.4 billion were for various transportation and storage commitments. Transportation commitments include $1.7 billion that are subject to regulatory approval or have been approved, but are not yet in service.

As at June 30, 2021, the transportation and storage commitments did not include any amounts related to the Keystone XL pipeline due to the cancellation of the Company's transportation services agreement (December 31, 2020 – $7.0 billion).

As at June 30, 2021, the Company had commitments with HMLP that include $2.8 billion related to transportation, storage and other long-term commitments.

As at June 30, 2021, there were outstanding letters of credit aggregating to $532 million (December 31, 2020 – $441 million) issued as security for financial and performance conditions under certain contracts.

B) Contingencies

Legal Proceedings

Cenovus is involved in a limited number of legal claims associated with the normal course of operations. Cenovus believes that any liabilities that might arise from such matters, to the extent not provided for, are not likely to have a material effect on its Consolidated Financial Statements.

Contingent Payment

In connection with the Acquisition in 2017, Cenovus agreed to make quarterly payments to ConocoPhillips during the five years subsequent to May 17, 2017, for quarters in which the average WCS crude oil price exceeds $52.00 per barrel during the quarter. As at June 30, 2021, the estimated fair value of the contingent payment was $376 million (see Note 17).

30. PRIOR YEAR SEGMENTED AND OPERATIONAL INFORMATION

Segmented information for the year ended December 31, 2020, December 31, 2019, and December 31, 2018, have been re-presented below to reflect the presentation adopted on January 1, 2021, as described in Note 1.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2021

A) Segmented and Operational Information for 2020

| | Upstream | | | Downstream | | |
| | Oil Sands | Conventional | Offshore | Canadian Manufacturing | U.S. Manufacturing | Retail |
For the year ended December 31, 2020						
Revenues						
Gross Sales	8,481	904	—	82	4,733	—
Less: Royalties [1]	331	40	—	—	—	—
	8,150	864	—	82	4,733	—
Expenses						
Purchased Product [1]	939	268	—	—	4,429	—
Transportation and Blending [1]	4,683	81	—	—	—	—
Operating [1]	1,156	320	—	37	748	—
Realized (Gain) Loss on Risk Management	268	—	—	—	(21)	—
Operating Margin	1,104	195	—	45	(423)	—
Unrealized (Gain) Loss on Risk Management [2]	57	—	—	—	(1)	—
Depreciation, Depletion and Amortization	1,687	880	—	8	728	—
Exploration Expense	9	82	—	—	—	—
Segment Income (Loss)	(649)	(767)	—	37	(1,150)	—

For the year ended December 31, 2020	Corporate and Eliminations	Consolidated
Revenues		
Gross Sales	(609)	13,591
Less: Royalties [1]	—	371
	(609)	13,220
Expenses		
Purchased Product [1]	(278)	5,358
Transportation and Blending [1]	(36)	4,728
Operating [1]	(306)	1,955
Realized (Gain) Loss on Risk Management	5	252
Unrealized (Gain) Loss on Risk Management [2]	—	56
Depreciation, Depletion and Amortization	161	3,464
Exploration Expense	—	91
Segment Income (Loss)	(155)	(2,684)
General and Administrative	292	292
Finance Costs	536	536
Interest Income	(9)	(9)
Integration Costs	29	29
Foreign Exchange (Gain) Loss, Net	(181)	(181)
Re-measurement of Contingent Payment	(80)	(80)
(Gain) Loss on Divestiture of Assets	(81)	(81)
Other (Income) Loss, Net	40	40
	546	546
Earnings (Loss) Before Income Tax		(3,230)
Income Tax Expense (Recovery)		(851)
Net Earnings (Loss)		(2,379)

(1) Inventory write-downs and reversals prior to January 1, 2021, have been reclassified to royalties, purchased product, transportation and blending or operating expenses to conform with the current presentation of inventory write-downs and reversals.

(2) Unrealized gain and loss on risk management are recorded in the reportable segment to which the derivative instrument relates. Comparative periods have been reclassified as these amounts were recorded in the Corporate and Eliminations segment prior to January 1, 2021.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2021

B) Segmented and Operational Information for 2019

	Upstream			Downstream		
	Oil Sands			**Canadian**	**U.S.**	
For the year ended December 31, 2019	**Oil Sands**	**Conventional**	**Offshore**	**Manufacturing**	**Manufacturing**	**Retail**
Revenues						
Gross Sales	**12,739**	**935**	**—**	**77**	**8,291**	**—**
Less: Royalties	**1,143**	**30**	**—**	**—**	**—**	**—**
	11,596	**905**	**—**	**77**	**8,291**	**—**
Expenses						
Purchased Product [1]	**1,869**	**240**	**—**	**—**	**6,735**	**—**
Transportation and Blending	**5,152**	**82**	**—**	**—**	**—**	**—**
Operating	**1,067**	**339**	**—**	**41**	**877**	**—**
Realized (Gain) Loss on Risk Management	**23**	**—**	**—**	**—**	**(16)**	**—**
Operating Margin	**3,485**	**244**	**—**	**36**	**695**	**—**
Unrealized (Gain) Loss on Risk Management [2]	**92**	**—**	**—**	**—**	**1**	**—**
Depreciation, Depletion and Amortization	**1,543**	**319**	**—**	**7**	**273**	**—**
Exploration Expense	**18**	**64**	**—**	**—**	**—**	**—**
Segment Income (Loss)	**1,832**	**(139)**	**—**	**29**	**421**	**—**

	Corporate and Eliminations	**Consolidated**
For the year ended December 31, 2019		
Revenues		
Gross Sales	**(689)**	**21,353**
Less: Royalties	**—**	**1,173**
	(689)	**20,180**
Expenses		
Purchased Product [1]	**(417)**	**8,427**
Transportation and Blending	**(50)**	**5,184**
Operating	**(236)**	**2,088**
Realized (Gain) Loss on Risk Management	**—**	**7**
Unrealized (Gain) Loss on Risk Management [2]	**56**	**149**
Depreciation, Depletion and Amortization	**107**	**2,249**
Exploration Expense	**—**	**82**
Segment Income (Loss)	**(149)**	**1,994**
General and Administrative	**331**	**331**
Finance Costs	**511**	**511**
Interest Income	**(12)**	**(12)**
Foreign Exchange (Gain) Loss, Net	**(404)**	**(404)**
Re-measurement of Contingent Payment	**164**	**164**
(Gain) Loss on Divestiture of Assets	**(2)**	**(2)**
Other (Income) Loss, Net	**9**	**9**
	597	**597**
Earnings (Loss) Before Income Tax		**1,397**
Income Tax Expense (Recovery)		**(797)**
Net Earnings (Loss)		**2,194**

(1) *Inventory write-downs have been reclassified to purchased product to conform with the current presentation of inventory write-downs.*
(2) *Unrealized gain and loss on risk management are recorded in the reportable segment to which the derivative instrument relates. Comparative periods have been reclassified as these amounts were recorded in the Corporate and Eliminations segment prior to January 1, 2021.*

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2021

C) Segmented and Operational Information for 2018

| | Upstream | | | Downstream | | |
	Oil Sands	Conventional	Offshore	Canadian Manufacturing	U.S. Manufacturing	Retail
For the year ended December 31, 2018						
Revenues						
Gross Sales	11,975	1,071	—	36	9,031	—
Less: Royalties	473	73	—	—	—	—
	11,502	998	—	36	9,031	—
Expenses						
Purchased Product [1]	1,933	168	—	—	7,160	—
Transportation and Blending	5,879	90	—	—	—	—
Operating	1,056	404	—	37	870	—
Realized (Gain) Loss on Risk Management	1,551	26	—	—	(1)	—
Operating Margin	1,083	310	—	(1)	1,002	—
Unrealized (Gain) Loss on Risk Management [2]	(169)	—	—	—	(5)	—
Depreciation, Depletion and Amortization	1,439	412	—	7	215	—
Exploration Expense	6	2,117	—	—	—	—
Segment Income (Loss)	(193)	(2,219)	—	(8)	792	—

	Corporate and Eliminations	Consolidated
For the year ended December 31, 2018		
Revenues		
Gross Sales	(724)	21,389
Less: Royalties	—	546
	(724)	20,843
Expenses		
Purchased Product [1]	(517)	8,744
Transportation and Blending	(27)	5,942
Operating	(183)	2,184
Realized (Gain) Loss on Risk Management	(22)	1,554
Unrealized (Gain) Loss on Risk Management [2]	(1,075)	(1,249)
Depreciation, Depletion and Amortization	58	2,131
Exploration Expense	—	2,123
Segment Income (Loss)	1,042	(586)
General and Administrative	1,020	1,020
Finance Costs	627	627
Interest Income	(19)	(19)
Foreign Exchange (Gain) Loss, Net	854	854
Re-measurement of Contingent Payment	50	50
(Gain) Loss on Divestiture of Assets	795	795
Other (Income) Loss, Net	13	13
	3,340	3,340
Earnings (Loss) Before Income Tax		(3,926)
Income Tax Expense (Recovery)		(1,010)
Net Earnings (Loss)		(2,916)

[1] Inventory write-downs have been reclassified to purchased product to conform with the current presentation of inventory write-downs.
[2] Unrealized gain and loss on risk management are recorded in the reportable segment to which the derivative instrument relates. Comparative periods have been reclassified as these amounts were recorded in the Corporate and Eliminations segment prior to January 1, 2021.